Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2025 Q1

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in, or implied by, the forward-looking statements.

These risks and the assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2024 annual Management’s discussion and analysis (MD&A). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company, or of our assumptions. Updates to the assumptions on which our 2025 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this MD&A.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A;

o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). TELUS Health, TELUS Digital and TELUS Agriculture & Consumer Goods also face intense competition in their respective different markets.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;

o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information.

•	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to the operational reliability, responsible AI usage, data privacy and cybersecurity, and the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, and regulation could also affect future implementation that could affect demand for our services.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

•	Climate and the environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

•	Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities.

Risks include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and

o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;

o	technical disruptions and infrastructure breakdowns;

o	delays and rising costs, including as a result of government restrictions or trade actions; and

o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares and TELUS International (Cda) Inc. subordinate voting shares;

o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.

o	TELUS Digital’s ability to achieve targets or other guidance regarding its business, which if not achieved could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TELUS International (Cda) Inc. subordinate voting shares or the TELUS Common Shares or both. Factors that may affect TELUS Digital’s financial performance are described in TELUS International (Cda) Inc. public filings available on SEDAR+ and EDGAR.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

•	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and potential tariffs or non-tariff trade actions present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and consider substitution by lower-priced alternatives.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and

o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Management’s discussion and analysis (MD&A)

May 9, 2025

Contents

Section		Page	Subsection
1.	Introduction	6	1.1 Preparation of the MD&A
		6	1.2 The environment in which we operate
		8	1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2025	11
4.	Capabilities	13	4.1 Principal markets addressed and competition
		13	4.2 Operational resources
		14	4.3 Liquidity and capital resources
		15	4.4 Changes in internal control over financial reporting
5.	Discussion of operations	15	5.1 General
		16	5.2 Summary of consolidated quarterly results and trends
		17	5.3 Consolidated operations
		19	5.4 TELUS technology solutions segment
		23	5.5 TELUS health segment
		25	5.6 TELUS digital experience segment
6.	Changes in financial position	28
7.	Liquidity and capital resources	29	7.1 Overview
		30	7.2 Cash provided by operating activities
		30	7.3 Cash used by investing activities
		31	7.4 Cash provided (used) by financing activities
		32	7.5 Liquidity and capital resource measures
		33	7.6 Credit facilities
		35	7.7 Short-term borrowings
		35	7.8 Credit ratings
		35	7.9 Financial instruments, commitments and contingent liabilities
		36	7.10 Outstanding share information
		36	7.11 Transactions between related parties
8.	Accounting matters	36	8.1 Critical accounting estimates and judgments
		36	8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	36	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management	40
11.	Definitions and reconciliations	40	11.1 Non-GAAP and other specified financial measures
		45	11.2 Operating indicators

© 2025 TELUS Corporation. All rights reserved. The symbols ™ and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

1.	Introduction

The forward-looking statements in this section, including, for example, estimates regarding economic growth, inflation, unemployment, housing starts and immigration, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections provide a discussion of our consolidated financial position and financial performance for the three-month period ended March 31, 2025, and should be read together with our March 31, 2025 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), and Canadian GAAP. In this MD&A, the term IFRS Accounting Standards refers to these standards. In our discussion, we also use certain non-GAAP and other specified financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures, as required by National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, in Section 11.1. All currency amounts are stated in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our Annual Information Form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR+ (sedarplus.com). Our information filed with or furnished to the Securities and Exchange Commission in the United States, including Form 40-F, is available on EDGAR (sec.gov). Additional information about our TELUS International (Cda) Inc. subsidiary (d.b.a. TELUS Digital Experience), including a discussion of its business and results, can be found in its public filings available on SEDAR+ and EDGAR; the legal name of the company remains TELUS International (Cda) Inc.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on May 9, 2025.

In this MD&A, unless otherwise indicated, results for the first quarter of 2025 (three-month period ended March 31, 2025) are compared with results for the first quarter of 2024 (three-month period ended March 31, 2024).

Effective January 1, 2025, our segmented reporting structure was retrospectively restated. This change arose from the modification of our internal and external reporting processes, systems and internal controls from the acquisition, and ongoing integration, of LifeWorks® and the evolution of information regularly reported to our chief operating decision maker for purposes of allocating capital resources and assessing performance. The currently reported TELUS health results were previously included with the TELUS technology solutions results. Comparative TELUS technology solutions segment results have been restated to conform with the reportable segments presented in the current period. See Section 5.1 General for additional details.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic conditions that affect both TELUS and our customers, and the competitive nature of our business operations.

TELUS technology solutions segment (TTech)

Across TTech, we are leveraging our leading technology and our social purpose to enable remarkable human outcomes. Our long-standing commitment to put our customers first fuels every aspect of our business across the full range of our differentiated solutions spanning mobile, data, IP, voice, TV, entertainment, video, and security and automation, delivered over our reliable, expansive, award-winning networks. Leveraging data analytics and artificial intelligence (AI) to enhance our services has strengthened our leading position in customer service excellence and loyalty, reducing already-low rates of customer churn and demonstrating our commitment to provide Canadians with access to superior technology that connects all of us to the people, resources and information that matter most. We are also implementing innovative technology solutions to help feed the world, putting data to work for customers in the agriculture, food and consumer goods sectors. This efficient and effective collaboration helps ensure the quality and safety of food and consumer goods.

TELUS health segment (TELUS Health)

TELUS Health operates at the forefront of modern healthcare innovation, where technology is fundamentally transforming how people access and receive health services. We stand at the critical intersection of digital innovation and human care, bridging traditional healthcare settings with virtual well-being platforms to support the mental, physical and financial health of organizations and individuals all over the world. As a global technology leader, we connect and empower all participants in the health ecosystem from healthcare providers, payors and employers, to patients and individuals. We achieve our objective of enabling people to live healthier lives by making health information and support services easily accessible through advanced technology and data-driven insights. Our comprehensive approach integrates primary and preventive care with ongoing wellness support. By revolutionizing healthcare delivery and enhancing well-being, we are improving health outcomes and helping consumers, patients, healthcare professionals, employers and employees thrive in today's digital world.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

TELUS digital experience segment (TELUS Digital)

We are dedicated to crafting unique and enduring experiences for customers and employees, and creating future-focused digital transformations that deliver value for our clients. Our portfolio of end-to-end, integrated capabilities is structured around four key service lines: customer experience management (CXM), digital solutions, AI and data solutions, and trust, safety and security. In CXM, the market is experiencing significant transformation driven by the adoption of digital solutions, including the use of generative AI (GenAI). In digital solutions, we address the ongoing digital transformation needs of organizations seeking future-oriented strategies and next-generation technology integration. For example, through Fuel iXTM, we enable organizations to manage, monitor, and maintain GenAI across the enterprise, offering both standardized capabilities and custom application development tools for creating tailored enterprise solutions. The AI and data solutions market continues to expand, driven by investments in foundational model development and growing industry demand for AI-powered solutions. TELUS Digital supports this expansion by providing services in more than 50 languages across multiple areas of expertise. The trust, safety and security market is seeing growing demand due to the exponential amount of user-generated content, and increasingly GenAI-created content, requiring sophisticated digital risk management solutions. The competitive landscape is global, fragmented, and rapidly evolving.

Economic estimates

Our estimates regarding our economic and operational environment, including economic growth, inflation, unemployment, housing starts and immigration, serve as important inputs for the assumptions on which our targets are based. The extent of the impact these estimates will have on us, and the timing of that impact, will depend upon the actual future outcomes in specific sectors of the Canadian economy.

	Economic growth			Inflation			Unemployment			Housing starts			Immigration
	(percentage points)			(percentage points)			(percentage points)			(thousands of units)			(thousands)
	Estimated gross domestic product (GDP) growth rates		Our estimated GDP growth rates[1]	Estimated inflation rates		Our estimated annual inflation rates[1]	Unemployment rates		Our estimated annual unemployment rates[1]	Seasonally adjusted annual rate of housing starts[2]		Our estimated annual rate of housing starts on an unadjusted basis[1]	Overall planned permanent resident and temporary resident admissions[3]
							For the month of			For the month of
							March	March		March	March
	2025		2025	2025		2025	2025[4]	2024[4]	2025	2025	2024	2025	2025	2026	2027
Canada	0.8 to 1.6	[5]	1.2	1.8 to 2.0	[5]	2.3	6.7	6.1	7.0	214	242	232	1,069	897	909
B.C.	1.8	[6]	1.5	2.2	[6]	2.4	6.1	5.5	6.1	31	61	41	n/a	n/a	n/a
Alberta	1.8	[6]	2.0	2.6	[6]	2.3	7.1	6.3	7.3	53	40	46	n/a	n/a	n/a
Ontario	1.7	[6]	1.0	2.1	[6]	2.2	7.5	6.7	7.8	39	72	68	n/a	n/a	n/a
Quebec	1.1	[6]	0.9	2.4	[6]	2.1	5.7	5.0	6.1	58	47	49	n/a	n/a	n/a

n/a – not applicable
1	Assumptions are as of April 28, 2025 and are based on a composite of estimates from Canadian banks and other sources.
2	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
3	Source: canada.ca/en/immigration-refugees-citizenship/news/notices/supplementary-immigration-levels-2025-2027.html.
4	Source: Statistics Canada Labour Force Survey, March 2025 and March 2024, respectively.
5	Source: Bank of Canada Monetary Policy Report, April 2025.
6	Source: British Columbia Ministry of Finance, Budget and fiscal plan, 2025/26 – 2027/28, March 4, 2025; Alberta Ministry of Treasury Board and Finance, Fiscal Plan 2025 – 28, February 27, 2025; Ontario Ministry of Finance, 2024 Ontario Economic Outlook and Fiscal Review, October 30, 2024; and Ministère des Finances du Québec, Budget 2025 – 2026, March 25, 2025, respectively.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

1.3 Consolidated highlights

Long-term debt issues

Subsequent to March 31, 2025, we issued $1.1 billion of fixed-to-fixed rate junior subordinated Series CAR notes initially bearing interest at 6.25% and due July 2055 and $500 million of fixed-to-fixed rate junior subordinated Series CAS notes initially bearing interest at 6.75% and due July 2055. For purposes of calculating leverage ratios and determining compliance with covenants, only one-half of the principal is included as debt. See Note 26(e) of the interim consolidated financial statements for additional details. The net proceeds from this issuance were used for the repayment of outstanding indebtedness, including the repayment of commercial paper, the reduction of cash amounts outstanding under an arm’s-length securitization trust, the repayment of TELUS revolving credit facility amounts outstanding, and for other general corporate purposes.

Business acquisition – subsequent to March 31, 2025

On May 1, 2025, we acquired 100% of Workplace Options for cash of approximately $500 million (US$350 million), net of assumed debt of approximately $100 million (US$70 million). We have also signed a non-binding term sheet for a synergistic third-party’s future investment in this acquisition of approximately $285 million (US$200 million), which is expected to be completed prior to June 30, 2025. Workplace Options is a global provider of integrated employee well-being solutions. The investment was made with a view to growing our employee and family assistance programs business and will be consolidated within our TELUS Health segment.

Multi-year dividend growth program

On May 9, 2025, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 3 to 8% from 2026 through to the end of 2028. This announcement further extends our dividend program originally announced in May 2011 and extended for four additional terms in each of May 2013, May 2016, May 2019 and May 2022. Dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial situation and outlook on a quarterly basis. There can be no assurance that we will maintain a dividend growth program through 2028. See Section 4.3 Liquidity and capital resources.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Consolidated highlights

Three-month periods ended March 31 ($ millions, except footnotes and unless noted otherwise)	2025	2024	Change
Consolidated statements of income
Operating revenues and other income	5,057	4,932	3%
Operating income	752	575	31%
Income before income taxes	408	181	n/m
Net income	301	140	n/m
Net income attributable to Common Shares	321	127	n/m
Adjusted Net income[1]	388	390	(1)%

Earnings per share (EPS) ($)
Basic EPS	0.21	0.09	n/m
Adjusted basic EPS[1]	0.26	0.26	—%
Diluted EPS	0.21	0.09	n/m
Dividends declared per Common Share ($)	0.4023	0.3761	7%

Basic weighted-average Common Shares outstanding (millions)	1,514	1,476	3%

Consolidated statements of cash flows
Cash provided by operating activities	1,077	950	13%

Cash used by investing activities	(602)	(992)	(39)%
Acquisitions	(11)	(89)	(88)%
Capital expenditures[2]	(587)	(725)	(19)%

Cash provided (used) by financing activities	(330)	1,342	n/m

Other highlights
Telecom subscriber connections[3] (thousands)	20,297	19,168	6%
Earnings before interest, income taxes, depreciation and amortization[1] (EBITDA)	1,744	1,638	6%
EBITDA margin[1] (%)	34.5	33.2	1.3	pts.
Restructuring and other costs	97	218	(56)%
Adjusted EBITDA[1]	1,841	1,856	(1)%
Adjusted EBITDA margin[1] (%)	36.4	37.6	(1.2)	pts.
Free cash flow[1]	488	399	22%
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.9	3.8	0.1

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.
2	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
3	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers, and security and automation subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2025, we adjusted our mobile phone subscriber base to remove 30,000 subscribers on a prospective basis, following an in-depth review of customer accounts. Effective January 1, 2025, we adjusted our internet subscriber base to remove 66,000 subscribers on a prospective basis, due to a review of our subscriber base.

Operating highlights

•	Consolidated Operating revenues and other income increased by $125 million in the first quarter of 2025.

Service revenues increased by $114 million in the first quarter of 2025, reflecting: (i) mobile, residential internet, security and automation, and TV subscriber growth; (ii) growth across multiple lines of business in health services, reflecting both business acquisitions and organic growth; (iii) higher external revenues in TELUS Digital; and (iv) higher agriculture and consumer goods services revenues. These factors were partially offset by: (i) rate reductions in mobile network services; and (ii) declines in fixed legacy voice and TV services revenues.

Equipment revenues increased by $38 million in the first quarter of 2025, primarily driven by an increase in mobile equipment revenues due to higher-value smartphones volume in the sales mix, partially offset by a modest reduction in contracted volumes.

Other income decreased by $27 million in the first quarter of 2025, largely due to lower net reversals of provisions related to business combinations and lower gains on real estate projects. These factors were partially offset by higher net gains from the divestiture of non-core assets as planned.

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

•	Operating income increased by $177 million in the first quarter of 2025. (See Section 5.3 Consolidated operations for additional details.)

EBITDA increased by $106 million in the first quarter of 2025. EBITDA also included a reduction of $121 million in restructuring and other costs in the first quarter of 2025, related to prior year investments in cost efficiency and effectiveness programs, including real estate rationalization.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Adjusted EBITDA, which excludes restructuring and other costs, decreased by $15 million in the first quarter of 2025. This decline reflects varied results across our reportable segments. TELUS Digital Adjusted EBITDA decreased by 38%, primarily due to lower net reversals of provisions related to business combinations and higher investments in corporate initiatives. These initiatives included the expansion of its commercial sales team and operational effectiveness programs. TTech, however, saw a 3% growth in Adjusted EBITDA. This growth was driven by several factors: (i) cost reduction efforts, including workforce reductions and increased leveraging of TELUS Digital resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as savings in administrative and marketing costs; (ii) mobile, residential internet, security and automation, and TV subscriber growth; (iii) higher net gains from the divestiture of non-core assets as planned; (iv) higher agriculture and consumer goods margins; and (v) higher Other income. These factors were partially offset by: (i) lower mobile ARPU; (ii) lower mobile equipment margins; (iii) an increase in bad debt expense; (iv) declining fixed legacy voice and TV margins; (v) higher network operations costs; and (vi) increased costs of subscription-based licenses and cloud usage. Lastly, TELUS Health experienced a 30% increase in Adjusted EBITDA driven by organic growth across multiple revenue streams. (See Section 5.3 Consolidated operations for additional details.)

•	Income before income taxes increased by $227 million in the first quarter of 2025, reflecting growth in Operating income and lower Financing costs. The decrease in Financing costs largely reflected the impact of the change in accounting policy which prospectively applies hedge accounting to the unrealized changes in virtual power purchase agreements (VPPA) forward element. (See Financing costs in Section 5.3.)

•	Income tax expense increased by $66 million in the first quarter of 2025. The effective income tax rate increased from 22.9% to 26.2% in the first quarter of 2025, largely as a result of lower non-taxable amounts and an increased portion of income earned in jurisdictions with higher statutory income tax rates.

•	Net income attributable to Common Shares increased by $194 million in the first quarter of 2025, reflecting the after-tax impacts of growth in Operating income and a decrease in Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments, and VPPAs when accounted for as held for trading (see Section 5.3). Adjusted Net income decreased by $2 million in the first quarter of 2025.

•	Basic EPS increased by $0.12 in the first quarter of 2025, reflecting the after-tax impacts of growth in Operating income and a decrease in Financing costs, as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments and VPPAs when accounted for as held for trading (see Section 5.3). Adjusted basic EPS was unchanged in the first quarter of 2025.

•	Dividends declared per Common Share were $0.4023 in the first quarter of 2025, an increase of 7% from one year earlier. On May 8, 2025, the Board declared a second quarter dividend of $0.4163 per share on our issued and outstanding Common Shares, payable on July 2, 2025, to shareholders of record at the close of business on June 10, 2025. The second quarter dividend increased by $0.0272 per share or 7% from the dividend of $0.3891 per share declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

•	During the 12-month period ended on March 31, 2025, our total telecom subscriber connections increased by 1,129,000 or 6%. This reflected growth of 3% in mobile phone subscribers, 21% in connected device subscribers, 5% in internet subscribers excluding the first quarter 2025 internet subscriber base adjustment, 8% in TV subscribers, and 5% in security and automation subscribers, partially offset by a decline of 4% in residential voice subscribers. (See Section 5.4 TELUS technology solutions segment for additional details.)

Liquidity and capital resource highlights

•	Cash provided by operating activities increased by $127 million in the first quarter of 2025, primarily driven by EBITDA growth and other working capital changes, partially offset by increased income taxes paid and increased interest paid. (See Section 7.2 Cash provided by operating activities.)

•	Cash used by investing activities decreased by $390 million in the first quarter of 2025, largely attributable to lower cash payments for capital assets, lower cash payments for spectrum licences and lower cash payments for business acquisitions. (See Section 7.3 Cash used by investing activities.)

•	Cash used by financing activities increased by $1,672 million in the first quarter of 2025, primarily reflecting greater redemptions and repayment of long-term debt and lower issuances of long-term debt. (See Section 7.4 Cash provided (used) by financing activities.)

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

•	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.9 times at March 31, 2025, up from 3.8 times at March 31, 2024. Of the increase in the ratio, approximately 0.2 is the effect of the increase in net debt levels, primarily due to spectrum acquisitions and business acquisitions, which exceeded the effect of growth in EBITDA – excluding restructuring and other costs (TTech EBITDA growth decreased the ratio by approximately 0.1; TELUS Digital EBITDA decline increased the ratio by approximately 0.1); net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions. As at March 31, 2025, the acquisition of spectrum licences increased the ratio by approximately 0.6. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•	Free cash flow increased by $89 million in the first quarter of 2025, reflecting lower capital expenditures and higher EBITDA. These factors were partially offset by increased income taxes paid and increased interest paid. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting standards that do not impact cash.

2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2024 annual MD&A.

3.	Corporate priorities for 2025

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2025 corporate priorities.

Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly™

•	During the first quarter of 2025 and throughout the year, we are celebrating our 25th brand anniversary and our legacy of giving back. For a quarter-century, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs, including 2.4 million days of volunteerism, to communities worldwide.
•	Throughout the first quarter of 2025, we continued to leverage our TELUS Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for 1.4 million Canadians.

•	During the quarter, we welcomed more than 3,500 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 67,000 households, making low-cost high-speed internet available to over 210,000 low-income seniors and members of low-income families, persons with disabilities, government-assisted refugees and youth leaving foster care.
•	Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and families, across Canada, as well as government-assisted refugees and Indigenous women at risk of, or experiencing violence. During the first three months of 2025, we added 2,200 marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 64,000 people.
•	Through TELUS Health for Good®, we are removing healthcare barriers for low-income and marginalized Canadians, facilitating nearly 20,000 patient visits and counselling sessions over the quarter. Since the program launched in 2014, our mobile health clinics have delivered over 278,000 primary care and outreach visits across 27 Canadian communities, and we have provided 2,500 free counselling sessions through TELUS Health MyCareTM.
•	During the quarter, our Tech for Good program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for 1,300 Canadians living with disabilities, enabling them to make improvements in their quality of life and independence. Since its inception in 2017, we have provided support for 14,000 individuals in Canada who are living with disabilities, through the program and/or the TELUS Wireless Accessibility Discount.
•	During the first three months of 2025, close to 40,000 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve their digital literacy and online safety knowledge, bringing the total cumulative number of participants to 840,000 since the program launched in 2013.

•	Currently, we have 19 TELUS Community Boards, 13 operating in Canada and six internationally. Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth. Since 2005, our 19 TELUS Community Boards and the TELUS Friendly Future Foundation® (the Foundation) have supported more than 35 million youth in need across Canada and around the world, by granting over $138 million in cash donations to 10,800 charitable initiatives.
•	Working in close partnership with the 13 TELUS Community Boards in Canada, the Foundation distributes grants to charities that promote education, health and well-being for youth across the country. In addition, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who face financial barriers and are committed to making a difference in their communities. During the first quarter of 2025, the Foundation provided support to 665,000 youth by granting $3 million in cash donations and bursaries to more than 200 Canadian registered charities, community partners and projects. Since its inception in 2018, the Foundation has directed more than $60 million in cash donations to our communities and in bursary grants, helping over 17 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

•	Throughout the first quarter of 2025, we maintained our global leadership in sustainability, in line with our commitment to support a nature-positive future. Key milestones over the past quarter included:

•	Reaching a key milestone of 20 million trees planted across 13,300 hectares of land over the last 25 years.

•	Expanding the reach of our TELUS SmartEnergy service to the province of Quebec in February. Now available across Canada, this solution enables customers to save money on their energy bills and reduce their environmental footprint.

•	Ranking in the Corporate Knights 2025 Global 100 Most Sustainable Corporations in the World (January 2025) for the 13th time since its introduction in 2005.

•	Launching our 2024 Sustainability and ESG report in April 2025.

•	In January 2025, Brand Finance valued our brand at US$9.0 billion, up 4.6% year-over-year, in its Global 500 2025 Ranking. This ranks us as the most valuable telecom brand in Canada, the eighth most valuable Canadian brand overall and the 15th most valuable telecom brand in the world.

Leveraging TELUS’ world-leading technology and AI innovation to drive superior growth across mobile, home and business services

•	In January 2025, we announced a partnership with Movius, a leading global provider of secure communications software. This collaboration introduces TELUS Unified MultiLine, an advanced secure communications solution that enables employees to utilize a dedicated business identity across various communications platforms from any device, anywhere. Organizations can manage communications for compliance and corporate controls as they can access a complete archivable record of all customer communications. Also, organizations can benefit from improved employee productivity through streamlined communication channels.

•	In February 2025, we began a 10-year partnership with the Calgary Airport Authority to transform YYC Calgary International Airport into Canada’s first airport equipped with a high-performance 5G private wireless network. This deployment will create a leading wireless foundation, enhancing the passenger experience and streamlining airport operations while preparing for future technological innovations.

•	In March 2025, we showcased our SmartHome+ solution at Mobile World Congress. SmartHome+ is the world’s first device agnostic smart home platform that enables end users to leverage new and existing IoT devices, along with the latest in AI and machine learning to create truly smart homes. In collaboration with Amazon Web Service (AWS), SmartHome+ enables communication service providers across the globe to build smart home products and services with seamless device integration and valuable customer experiences.

•	In March 2025, in collaboration with NVIDIA, we announced our plans to build a Sovereign AI Factory – a powerful and secure facility that will give Canadian businesses and researchers access to cutting-edge technology – helping them develop smarter AI products, streamline operations and stay competitive. This collaboration will provide supercomputers and software needed to train AI while keeping data safe within Canada’s borders.

Scaling our innovative digital capabilities in TELUS Health and TELUS Agriculture & Consumer Goods to build assets of consequence

TELUS Health

•	In the first quarter of 2025, TELUS Health expanded our clinical services providing essential health screening and diagnostic services to women in B.C., supporting our focus on preventive care and healthcare innovation.

TELUS Agriculture & Consumer Goods

•	In the first quarter of 2025, TELUS Agriculture and Consumer Goods made material advancements in integrating acquired assets and exceeded integration targets for Proagrica®. Additionally, we launched a single customer service platform and introduced a 24/7 global support desk to enhance our global customer service experience.

•	Notable growth in bookings continued throughout the first quarter of 2025, leading to a substantial year-over-year increase across all lines of business within TELUS Agriculture & Consumer Goods.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Scaling our innovative digital capabilities in TELUS Digital to build an asset of consequence

•	In February, TELUS Digital partnered with Sumsub to enhance remote employee verification and onboarding processes for our global workforce. This partnership provides a digital tool stack across different phases of the employee lifecycle, from recruitment to onboarding. The solution also includes features for routine logins throughout the workday, with an additional layer of security designed to protect our clients' interests.

•	In February, TELUS Digital won a High Performance Partner of the Year award at the Five9 2024 Global Partner Awards. This award honours partners that consistently operate at an exceptional level within their region or area of expertise, demonstrating outstanding results and setting benchmarks for success.

•	In February, TELUS Digital was recognized by IAOP by being named on the Global Outsourcing 100 list for the ninth consecutive year. This list reflects the best outsourcing providers across size and growth, customer references, awards and certifications, programs for innovation and corporate social responsibility.

•	On March 18, 2025, TELUS Digital expanded its global AI research footprint with the launch of the TELUS Digital Research Hub at the University of Sao Paulo in Brazil. Through TELUS Digital’s US$1 million investment over three years, the state-of-the-art facility will serve as a collaborative research space, attracting global AI research talent to drive advancements in AI-fuelled CX.

•	In March, TELUS Digital was named as a Finalist for the Artificial Intelligence Excellence Award by Business Intelligence Group for its asynchronous messaging solution. This award recognizes organizations leveraging AI technology to solve real-world problems.

4.	Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 in our 2024 annual MD&A.

4.2 Operational resources

TELUS technology solutions (TTech)

From mid-2013 through March 31, 2025, we invested approximately $8.2 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions. These investments have more than doubled our national spectrum holdings in support of our top priority to put customers first.

Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry continues to transition to 5G. We have responded by investing in the coverage, capacity, performance and reliability of our network to ensure we are able to support additional data consumption and growth in our mobile subscriber base in a geographically diverse country, while maintaining the high quality of our network. This includes investments in wireless small cells connected directly to our TELUS PureFibre® technology to improve coverage and capacity utilized in our 5G network.

As at March 31, 2025, our 4G LTE technology covered 99% of Canada’s population, consistent with March 31, 2024. We have continued to invest in the roll-out of our LTE advanced technology, which covered approximately 96% of Canada’s population at March 31, 2025, up from over 95% one year earlier. Furthermore, our 5G network covered over 87% of Canada’s population at March 31, 2025, up from approximately 86% at March 31, 2024.

We are continuing to invest in urban and rural communities across B.C., Alberta and Eastern Quebec with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible, including expanding our PureFibre footprint by connecting more homes and businesses directly to PureFibre. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles. This has resulted in improved churn rates. Our PureFibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment. Our home and business security and automation solutions integrate safety and security monitoring with smart devices.

As at March 31, 2025, approximately 3.5 million households and businesses in B.C., Alberta and Eastern Quebec were connected to fibre-optic cable. This is up from more than 3.2 million households and businesses in the first quarter of 2024.

Our agriculture and consumer goods solutions include agronomy record-keeping and recommendations, rebate management services, supplier management, order management, index labelling, compliance management, animal agriculture solutions, food traceability and quality assurance, data management solutions and software solutions for trade promotion management, optimization and analytics (TPx), retail execution, supply chain solutions and analytics capabilities.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

TELUS health (TELUS Health)

TELUS Health leverages the power of technology and passion of our team members to support the mental, physical and financial health and well-being of organizations and individuals around the globe. Our core areas of focus in the global healthcare marketplace are: employers (small, medium and large enterprise), payors (insurers, third-party payors and third-party administrators, and public sector), providers (clinics and physicians, pharmacists and allied health professionals) and consumer solutions. We offer a variety of integrated health and well-being products, solutions and services including: employee and family assistance programs (EFAP), cognitive behavioural therapy (CBT), absence and disability management, executive, preventive and occupational health services, corporate reward, recognition and perks programs, and training programs; pension and benefits administration solutions, and retirement and financial consulting; virtual care (encompassing comprehensive primary care, mental health support, wellness offerings, and pet care); virtual pharmacy, and pharmacy management systems (providing remote patient monitoring, personal emergency response and medication management services); personal health records and electronic medical records (EMR) management; claims management solutions; and curation of health content.

TELUS digital experience (TELUS Digital)

TELUS Digital provides digitally enabled customer experience solutions and creates future-focused digital transformations that can withstand disruption and deliver value for our clients. Our end-to-end capabilities address multiple client needs, including digital customer experience management and the digital transformation of IT and customer experience systems, as well as new and emerging client needs, such as digital trust, safety and security, AI data services and generative AI solutions in customer experience.

Over the years, we have grown through organic investments and acquisitions to serve our global clients, including the expansion of our delivery model in multiple regions, including Asia-Pacific, Europe, North America and Central America, and developed a broader set of digital capabilities.

Our delivery locations are strategically selected based on factors, such as access to: diverse, skilled talent; proximity to clients; and ability to deliver our services over multiple time zones and in multiple languages. They are connected through a robust infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk. In our definition of financial capital, we include:

•	Common equity (excluding Accumulated other comprehensive income);
•	Non-controlling interests;
•	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income);
•	Cash and temporary investments;
•	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables); and
•	Other long-term debt.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

•	Adjust the amount of dividends paid to holders of Common Shares;
•	Purchase Common Shares for cancellation pursuant to normal course issuer bid programs;
•	Issue new shares (including Common Shares and TELUS International (Cda) Inc. subordinate voting shares);
•	Issue new debt, issue new debt to replace existing debt with different characteristics; and/or
•	Increase or decrease the amount of short-term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

We monitor financial capital utilizing a number of measures, including net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other specified financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the Common Shares of TELUS Corporation under our multi-year dividend growth program

•	On May 9, 2025, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 3 to 8% from 2026 through to the end of 2028, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2028. (See Caution regarding forward-looking statements – Financing, debt and dividends and Section 10.15 Financing, debt and dividends in our 2024 annual MD&A.)

•	On May 8, 2025, the Board elected to declare a second quarter dividend of $0.4163 per share, payable on July 2, 2025, to shareholders of record at the close of business on June 10, 2025. The second quarter dividend for 2025 reflects a cumulative increase of $0.0272 per share or 7% from the $0.3891 per share dividend declared one year earlier.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

•	Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the DRISP plan. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the first quarter of 2025, our DRISP plan trustee acquired from Treasury approximately 10 million dividend reinvestment Common Shares for $203 million. The DRISP participation rate for these dividends, calculated as the DRISP investment of $203 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 34%. The DRISP participation rate for the dividends paid on April 1, 2025, calculated as the DRISP investment of $205 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 34%.

Use proceeds from securitized receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•	Our issued and outstanding commercial paper was $2.1 billion at March 31, 2025, all of which was denominated in U.S. dollars (US$1.5 billion), compared to $1.4 billion (US$1.0 billion) at December 31, 2024, and $1.2 billion ($US0.9 billion) at March 31, 2024.

•	Net draws due to a syndicate of financial institutions (excluding TELUS Corporation’s participation) on the TELUS International (Cda) Inc. credit facility were US$1.2 billion at March 31, 2025, compared to US$1.2 billion at December 31, 2024, and US$1.3 billion at March 31, 2024. The TELUS International (Cda) Inc. credit facility is non-recourse to TELUS Corporation.

•	Proceeds from securitized trade receivables and unbilled customer finance receivables were $1.3 billion at March 31, 2025 and $0.9 billion at December 31, 2024 under the current agreement, compared to $0.1 billion at March 31, 2024 under the previous securitization agreement (see Section 7.7). Funding under the current agreement may be provided in either Canadian dollars or U.S. dollars. Foreign currency forward contracts are used to manage currency risk associated with funding denominated in U.S. dollars.

Maintain compliance with financial objectives

•	Maintain investment-grade credit ratings – On May 9, 2025, investment-grade credit ratings from all rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•	Net debt to EBITDA – excluding restructuring and other costs ratio of 2.2 to 2.7 times – As measured at March 31, 2025, this ratio was 3.9 times, outside of the objective range, primarily due to the acquisition of spectrum licences (as spectrum is our largest indefinite-life asset) and business acquisitions. Given the cash demands of the 600 MHz auction held in 2019, the 3500 MHz auction held in 2021, the 3800 MHz auction held in 2023 (paid in fiscal 2024) and the upcoming auction for millimetre wave spectrum, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio of circa 2.7 in the medium term (following the spectrum auctions in 2021 and 2023, and the upcoming auction for millimetre wave spectrum), consistent with our long-term strategy. We have an objective of achieving a ratio of circa 3.0 in 2027. (See Section 7.5 Liquidity and capital resource measures.)

•	Common Share dividend payout ratio of 60 to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The Common Share dividend payout ratio[1] we present in this MD&A is a historical measure utilizing the dividends declared in the most recent four quarters, net of dividend reinvestment plan effects, and free cash flow, and is presented on a retrospective basis for illustrative purposes in evaluating our objective range. As at March 31, 2025, the ratio was 76%, outside of the objective range. We estimate the ratio will be within the objective range on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

•	Generally maintain a minimum of $1 billion in available liquidity – As at March 31, 2025, our available liquidity[1] was over $1.9 billion. (See Section 7.6 Credit facilities and Liquidity risk in Section 7.9.)

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

4.4 Changes in internal control over financial reporting

For the three-month period ended March 31, 2025, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

The TELUS technology solutions segment (TTech) includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

We embarked upon the modification of our internal and external reporting processes, systems and internal controls arising from the acquisition, and ongoing integration, of LifeWorks; commencing with the three-month period ended March 31, 2025, we have transitioned to our new segmented reporting structure and have restated comparative amounts on a comparable basis. The TELUS health segment (TELUS Health), the results of which were included in TELUS technology solutions’ results in the comparative periods, includes: healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration).

The TELUS digital experience segment (TELUS Digital), which has the U.S. dollar as its primary functional currency, includes key service lines provided by our TELUS International (Cda) Inc. subsidiary: customer experience management; digital solutions; AI and data solutions; and trust, safety and security.

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2025 Q1	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2023 Q4	2023 Q3	2023 Q2
Operating revenues and other income	5,057	5,381	5,099	4,974	4,932	5,198	5,008	4,946
Operating expenses
Goods and services purchased[1]	1,847	2,136	1,868	1,825	1,810	2,086	1,858	1,790
Employee benefits expense[1]	1,466	1,475	1,475	1,473	1,484	1,407	1,633	1,568
Depreciation and amortization	992	1,011	968	994	1,063	1,041	1,000	1,006
Total operating expenses	4,305	4,622	4,311	4,292	4,357	4,534	4,491	4,364
Operating income	752	759	788	682	575	664	517	582
Financing costs	344	321	479	382	394	278	352	323
Income before income taxes	408	438	309	300	181	386	165	259
Income taxes	107	118	52	79	41	76	28	63
Net income	301	320	257	221	140	310	137	196
Net income attributable to Common Shares	321	358	280	228	127	288	136	200
Net income per Common Share:
Basic EPS	0.21	0.24	0.19	0.15	0.09	0.20	0.09	0.14
Adjusted basic EPS[2]	0.26	0.25	0.28	0.25	0.26	0.24	0.25	0.19
Diluted EPS	0.21	0.24	0.19	0.15	0.09	0.20	0.09	0.14
Dividends declared per Common Share	0.4023	0.4023	0.3891	0.3891	0.3761	0.3761	0.3636	0.3636
Additional information:
EBITDA	1,744	1,770	1,756	1,676	1,638	1,705	1,517	1,588
Restructuring and other costs	97	68	86	121	218	142	303	115
Adjusted EBITDA	1,841	1,838	1,842	1,797	1,856	1,847	1,820	1,703
Cash provided by operating activities	1,077	1,077	1,432	1,388	950	1,314	1,307	1,117
Free cash flow	488	534	568	481	399	595	359	279

1	Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.
2	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Trends

For further discussion of trends related to revenues, EBITDA and Adjusted EBITDA, see Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

The trend of year-over-year decreases in Depreciation and amortization reflects lower real estate rationalization and fewer asset retirements. Our expenditures have supported the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage, as well as successful internet, TV, and security and automation subscriber loading. Investments in our PureFibre technology also support our technology strategy to improve network coverage and capacity, including the ongoing build-out of our 5G network.

The trend of general year-over-year increases in Financing costs reflects greater long-term debt outstanding and increases in effective interest rates attributable to both floating-rate debt and recent fixed-rate issuances, primarily associated with our investments in spectrum licences and PureFibre technology, as well as business acquisitions. Financing costs are net of capitalized interest related to spectrum licences acquired during the 3500 MHz spectrum auction held in 2021 and during the 3800 MHz spectrum auction held in 2023 (paid in fiscal 2024). Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses, varying amounts of interest income and unrealized changes in VPPA forward element, which contributed to income up to the third quarter of 2022 and to losses up to the fourth quarter of 2024. Effective for the first quarter of 2025, arising from a prospective change in accounting policy (see Note 2(a) of the interim consolidated financial statements), fair value adjustments for VPPAs, which were previously included within Financing costs, are now included within Other comprehensive income.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

Operating revenues

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
Operating revenues
Service	4,443	4,329	3%
Equipment	575	537	7%
Operating revenues (arising from contracts with customers)	5,018	4,866	3%
Other income	39	66	(41)%
Operating revenues and other income	5,057	4,932	3%

Consolidated Operating revenues and other income increased by $125 million in the first quarter of 2025.

•	Service revenues increased by $114 million in the first quarter of 2025, largely as a result of: (i) mobile, residential internet, security and automation, and TV subscriber growth; (ii) growth across multiple lines of business in health services, reflecting both business acquisitions and organic growth; (iii) higher external revenues in TELUS Digital inclusive of favourable foreign exchange rates; and (iv) higher agriculture and consumer goods services revenues, primarily attributable to business acquisitions, improved organic growth in consumer goods services and positive foreign exchange rates. These factors were partially offset by: (i) rate reductions in mobile network services; and (ii) declines in fixed legacy voice and TV services revenues due to technological substitution.

•	Equipment revenues increased by $38 million in the first quarter of 2025, primarily driven by an increase in mobile equipment revenues due to higher-value smartphones volume in the sales mix, partially offset by a modest reduction in contracted volumes.

•	Other income decreased by $27 million in the first quarter of 2025, largely due to lower net reversals of provisions related to business combinations and lower gains on real estate projects. These factors were partially offset by higher net gains from the divestiture of non-core assets as planned.

Operating expenses

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
Goods and services purchased	1,847	1,810	2%
Employee benefits expense	1,466	1,484	(1)%
Depreciation	592	690	(14)%
Amortization of intangible assets	400	373	7%
Operating expenses	4,305	4,357	(1)%

Consolidated operating expenses decreased by $52 million in the first quarter of 2025.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

•	Depreciation decreased by $98 million in the first quarter of 2025, largely due to lower real estate rationalization and fewer asset retirements.

•	Amortization of intangible assets increased by $27 million in the first quarter of 2025, primarily driven by increased additions of software assets, amortization from new acquisitions, and unfavorable foreign exchange rates.

Operating income

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
TTech EBITDA[1] (see Section 5.4)	1,570	1,416	11%
TELUS Health EBITDA[1] (see Section 5.5)	67	35	90%
TELUS Digital EBITDA[1] (see Section 5.6)	120	197	(39)%
Eliminations	(13)	(10)	30%
EBITDA	1,744	1,638	6%
Depreciation and amortization (discussed above)	(992)	(1,063)	(7)%
Operating income (consolidated earnings before interest and income taxes (EBIT))	752	575	31%

1	See Section 11.1 Non-GAAP and other specified financial measures.

Operating income increased by $177 million in the first quarter of 2025, while EBITDA increased by $106 million in the first quarter of 2025. In addition to the growth drivers discussed within Adjusted EBITDA below, EBITDA also reflected a reduction of $121 million in restructuring and other costs in the first quarter of 2025, related to prior year investments in cost efficiency and effectiveness programs, including real estate rationalization.

Adjusted EBITDA

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
TTech Adjusted EBITDA[1] (see Section 5.4)	1,649	1,600	3%
TELUS Health Adjusted EBITDA[1] (see Section 5.5)	76	59	30%
TELUS Digital Adjusted EBITDA[1,2] (see Section 5.6)	129	207	(38)%
Eliminations	(13)	(10)	30%
Adjusted EBITDA	1,841	1,856	(1)%

1	See Section 11.1 Non-GAAP and other specified financial measures.
2	For certain financial metrics, there are definitional differences between TELUS and TELUS Digital reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry.

Adjusted EBITDA, decreased by $15 million or 1% in the first quarter of 2025. This decline reflects varied results across our reportable segments. TELUS Digital Adjusted EBITDA decreased by 38%, primarily due to lower net reversals of provisions related to business combinations and higher investments in corporate initiatives. These initiatives included the expansion of its commercial sales team and operational effectiveness programs. TTech, however, saw a 3% growth in Adjusted EBITDA. This growth was driven by several factors: (i) cost reduction efforts, including workforce reductions and increased leveraging of TELUS Digital resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as savings in administrative and marketing costs; (ii) mobile, residential internet, security and automation, and TV subscriber growth; (iii) higher net gains from the divestiture of non-core assets as planned; (iv) higher agriculture and consumer goods margins; and (v) higher Other income. These factors were partially offset by: (i) lower mobile ARPU; (ii) lower mobile equipment margins; (iii) an increase in bad debt expense; (iv) declining fixed legacy voice and TV margins; (v) higher network operations costs; and (vi) increased costs of subscription-based licenses and cloud usage. Lastly, TELUS Health experienced a 30% increase in Adjusted EBITDA driven by organic growth across multiple revenue streams.

Financing costs

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
From transactions that only involve the raising of finance
Interest on long-term debt, excluding lease liabilities and other – gross	284	295	(4)%
Interest on long-term debt, excluding lease liabilities and other – capitalized	(9)	—	n/m
Interest on short-term borrowings and other	17	1	n/m
	292	296	(1)%
From transactions that do not only involve the raising of finance
Interest on long-term debt – lease liabilities	41	40	3%
Interest on long-term debt – other	6	2	n/m
Employee defined benefit plans net interest	3	2	50%
Interest accretion on provisions	7	8	(13)%
	57	52	10%
Interest expense	349	348	0%
Foreign exchange gains	—	(9)	(100)%
Unrealized changes in virtual power purchase agreements forward element	—	66	(100)%
Interest income	(5)	(11)	(55)%
Financing costs	344	394	(13)%

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Financing costs decreased by $50 million in the first quarter of 2025, mainly due to the following factors:

•	Interest expense increased by $1 million in the first quarter of 2025, largely as a result of:

•	A decrease of $11 million in gross interest expense on long-term debt, excluding lease liabilities and other in the first quarter of 2025. This was primarily driven by a decrease in the effective interest rate of average long-term debt (largely due to the floating-rate nature of commercial paper), partially offset by an increase in average long-term debt. Our weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.40% at March 31, 2025, compared to 4.37% one year earlier. (See Long-term debt issued and Redemptions and repayment of long-term debt in Section 7.4.)

•	Capitalized long-term debt interest, excluding lease liabilities, is in respect of debt incurred for the purchase of spectrum licences during the 3800 MHz spectrum auction held in October to November 2023 by Innovation, Science and Economic Development Canada (ISED).

•	Interest on short-term borrowings and other increased by $16 million in the first quarter of 2025 in relation to a new agreement with an arm’s-length securitization trust entered into in the second quarter of 2024. (See Short-term borrowings in Section 7.7.)

•	Unrealized changes in virtual power purchase agreements forward element represent the estimated unrealized amounts recorded from our VPPAs with renewable energy projects. We have entered into VPPAs with renewable energy projects that develop solar and wind power facilities as part of our commitment to reduce our carbon footprint. Effective for the first quarter of 2025, arising from a prospective change in accounting policy, which applies hedge accounting, (see Note 2(a) of the interim consolidated financial statements), fair value adjustments, which were previously included within Financing costs, are now included within Other comprehensive income.

Income taxes

Three-month periods ended March 31 ($ in millions, except tax rates)	2025	2024	Change
Income taxes computed at applicable statutory rates (%)	24.8	22.9	1.9	pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	(1.2)	—	(1.2	)pts.
Pillar Two global minimum tax (%)	0.2	0.6	(0.4	)pts.
(Non-taxable) non-deductible amounts, net (%)	(0.2)	(6.1)	5.9	pts.
Withholding and other taxes (%)	2.2	3.9	(1.7	)pts.
Losses not recognized (%)	0.2	0.6	(0.4	)pts.
Foreign tax differential (%)	(0.2)	(1.1)	0.9	pts.
Other (%)	0.4	2.1	(1.7	)pts.
Effective tax rate (%)	26.2	22.9	3.3	pts.
Income taxes computed at applicable statutory rates	101	41	n/m
Adjustments recognized in the current period for income taxes of prior periods	(5)	—	n/m
Pillar Two global minimum tax	1	1	—%
(Non-taxable) non-deductible amounts, net	(1)	(11)	(91)%
Withholding and other taxes	9	7	29%
Losses not recognized	1	1	—%
Foreign tax differential	(1)	(2)	(50)%
Other	2	4	(50)%
Income taxes	107	41	n/m

Total income tax expense increased by $66 million in the first quarter of 2025. The effective tax rate increased from 22.9% to 26.2% in the first quarter of 2025, largely as a result of lower non-taxable amounts and an increased portion of income earned in jurisdictions with higher statutory income tax rates.

Comprehensive income

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
Net income	301	140	n/m
Other comprehensive income (net of income taxes):
Items that may subsequently be reclassified to income	49	83	(41)%
Items never subsequently reclassified to income	3	36	(92)%
Comprehensive income	353	259	36%

Comprehensive income increased by $94 million in the first quarter of 2025, largely driven by an increase in Net income. This was partially offset by the relative changes in foreign exchange rates, an unfavourable VPPA impact of $13 million and relative changes in discount rates affecting employee defined benefit plan re-measurements. Items that may subsequently be reclassified to income include changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income include employee defined benefit plans re-measurement amounts and changes in measurement of investment financial assets.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

5.4 TELUS technology solutions segment

TTech trends and seasonality

The historical trend over the past eight quarters of improvements in mobile network revenue primarily reflects growth in our mobile phone subscriber base, as well as an increase in Internet of Things (IoT) connections. The recent decelerated growth in immigration observed has slowed our ability to grow our subscriber base. Domestic ARPU declines were largely attributable to larger allotments of data for a given price point, as well as intense retail price competition, which has persisted since the second quarter of 2023. Roaming revenues continued to decline, driven by the adoption of North America wide plans and competitive roaming packages in the market.

Mobile equipment revenues have been growing largely as a result of the impact of higher-value smartphones in the sales mix. As a partial offset, sales volumes of mobile devices have been slowly declining, which was attributable to a combination of improvements in durability and cost increases that are prompting customers to defer upgrades and driving an increase in the adoption of bring-your-own-device (BYOD) plans. We continue to offer certified pre-owned devices and our Bring-It-Back® program, providing customers with alternative options for handset upgrades while also supporting a circular economy.

Our spectrum investments and capital expenditures to improve our network is enhancing its capacity, coverage and reliability, enabling us to drive revenue growth through net additions of new mobile phone and connected device subscribers. Growth in our mobile phone subscriber base is attributable to: (i) industry-leading product offerings with continuous improvements in the speed, performance and reliability of our network, coupled with our enhanced digital capabilities; (ii) the success of our promotions, including our bundling of mobility and home services; (iii) our ability to attract a larger share of the Canadian population, with growth that is being driven by immigration (albeit slowing) and changing demographics, as well as ongoing growth in the number of customers with multiple devices; and (iv) our relatively low churn rate, which reflects our customers first efforts and upgrade volume programs.

Our connected device subscriber base has been growing, primarily in response to our expanded IoT offerings across various industries, including transportation, security, healthcare, smart buildings and smart cities, energy, retail and agriculture. Our investments in network infrastructure and the expansion of our IoT product portfolio have also allowed us to provide reliable and scalable IoT solutions to our customers.

Growth in our internet subscriber base has been supported by our continued investments in building out our fibre-optic infrastructure, as well as our relatively low customer churn rate. Our TV subscriber base has continued to grow, reflecting net subscriber additions in response to our diverse and flexible product offerings, which address the changing needs and preferences of consumers. Growth in our security and automation subscriber base is driven by the success of our bundled offerings of mobility and home services. Bundling increases our services per home and has a positive impact on churn for most services, supported by our effective self-install and virtual-install models. Residential voice subscriber losses have remained low as a result of the success of our bundled services and lower-priced offerings, as well as effective retention efforts to mitigate the ongoing substitution to mobile and internet-based services.

The trend of growth in our fixed data services revenue reflects the growth of our internet and security and automation subscriber bases, bolstered by sustained demand for faster internet speeds and larger bandwidth, as well as home and business security and automation offerings and other advanced applications, which are supported by investments in our fibre-optic footprint. The trend of declines in TV revenues and fixed voice revenues is a result of technological substitution and more intense competition. However, we are mitigating this trend with our bundled product and lower-priced offerings, product diversification and effective retention efforts. The migration of business product and service offerings to IP platforms and the entry of new competitors have resulted in inherently lower margins compared to some legacy business product and service offerings. However, we are continuing to refine and diversify our portfolio of innovative business offerings.

Previous trends of agriculture and consumer goods services were attributable to customer churn which hampered subscription growth and limited the sales funnel; however, our agriculture and consumer goods business showed improvement throughout 2024 and into 2025. With our global team and cloud-based solutions, we are able to serve a diverse client base, including growers, producers, agronomists, advisors, processors and retailers, by enabling more effective and agile decision-making that can address changing consumer demands, improve profitability and generate a better flow of information across the value chain. This improves the safety and sustainability of our outputs and drives efficiencies in the way we produce, distribute and consume food and consumer goods.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

TTech operating indicators

At March 31	2025	2024	Change
Subscriber connections (thousands):
Mobile phone[1]	10,137	9,846	3%
Connected device	3,877	3,215	21%
Internet[2]	2,715	2,656	2%
TV	1,416	1,316	8%
Security and automation	1,135	1,078	5%
Residential voice	1,017	1,057	(4)%
Total telecom subscriber connections	20,297	19,168	6%
LTE population coverage[3] (millions)	36.7	36.7	—%
5G population coverage[3] (millions)	32.4	31.8	2%

Three-month periods ended March 31	2025	2024	Change
Mobile phone gross additions (thousands)	339	376	(10)%
Subscriber connection net additions (losses) (thousands):
Mobile phone	20	45	(56)%
Connected device	148	101	47%
Internet	21	30	(30)%
TV	27	19	42%
Security and automation	15	22	(32)%
Residential voice	(13)	(8)	(63)%
Total telecom subscriber connection net additions	218	209	4%
Mobile phone ARPU, per month[1,4] ($)	57.13	59.31	(3.7)%
Mobile phone churn, per month[1,5] (%)	1.06	1.13	(0.07	)pts.

1	Effective January 1, 2025, we adjusted our mobile phone subscriber base to remove 30,000 subscribers on a prospective basis, following an in-depth review of customer accounts.
2	Effective January 1, 2025, we adjusted our internet subscriber base to remove 66,000 subscribers on a prospective basis, due to a review of our subscriber base.
3	Including network access agreements with other Canadian carriers.
4	This is an other specified financial measure. See Section 11.1 Non-GAAP and other specified financial measures. This is an industry measure useful in assessing operating performance of a mobile products and services company, but is not a measure defined under IFRS Accounting Standards.
5	See Section 11.2 Operating indicators.

•	Mobile phone gross additions were 339,000 in the first quarter of 2025, reflecting a decrease of 37,000, driven by decelerating growth in the Canadian population, in addition to a greater emphasis on premium and profitable loading.

•	Our mobile phone churn rate was 1.06% in the first quarter of 2025, compared to 1.13% in the first quarter of 2024, largely as a result of our ongoing focus on customer retention and our industry-leading service and network quality, along with successful promotions and bundled offerings.

•	Mobile phone net additions were 20,000 in the first quarter of 2025, reflecting a decrease of 25,000, driven by lower mobile phone gross additions, partially offset by a lower mobile phone churn rate.

•	Mobile phone ARPU was $57.13 in the first quarter of 2025, a decrease of $2.18 or 3.7%, attributable to the adoption of base rate plans with lower prices in response to more intense marketing and promotional price competition targeting both new and existing customers, and a decline in overage and roaming revenues, partially offset by higher IoT revenue. We are seeing a continuing increase in the adoption of unlimited data and Canada-U.S.-Mexico plans, which provide higher and more stable ARPU on a monthly basis while also giving customers cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees, respectively.

•	Connected device net additions were 148,000 in the first quarter of 2025, an increase of 47,000, attributable to growth in IoT connections from customers in the transportation, smart security and connectivity industries.

•	Internet net additions were 21,000 in the first quarter of 2025, a decrease of 9,000, reflecting lower market growth and heightened competitive pressures partially offset by the strength in our fibre optic offering.

•	TV net additions were 27,000 in the first quarter of 2025, an increase of 8,000, attributable to our diverse offerings, including Stream+, which address the changing needs and preferences of consumers.

•	Security and automation net additions were 15,000 in the first quarter of 2025, a decrease of 7,000, reflecting a higher churn rate related to shifts in consumer purchasing decisions, partially offset by the increasing demand for our bundled offerings and diverse suite of products and services.

•	Residential voice net losses were 13,000 in the first quarter of 2025, an increase of 5,000 losses, reflecting lower gross additions, partially offset by leveraging our bundled product and lower-priced offerings which has been successful in mitigating losses and minimizing substitution to mobile and internet-based services.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Operating revenues and other income – TTech segment

Three-month periods ended March 31 ($ in millions)	2025	2024 (restated)	Change
Mobile network revenue	1,732	1,746	(1)%
Mobile equipment and other service revenues	524	481	9%
Fixed data services[1]	1,192	1,159	3%
Fixed voice services	170	179	(5)%
Fixed equipment and other service revenues	122	117	4%
Agriculture and consumer goods services	98	82	20%
Operating revenues (arising from contracts with customers)	3,838	3,764	2%
Other income	39	27	44%
External Operating revenues and other income	3,877	3,791	2%
Intersegment revenues	6	5	20%
TTech Operating revenues and other income	3,883	3,796	2%

1	Excludes agriculture and consumer goods services.

TTech Operating revenues and other income increased by $87 million in the first quarter of 2025.

Mobile network revenue decreased by $14 million or 1% in the first quarter of 2025, largely due to lower mobile phone ARPU, partially offset by growth in our mobile phone subscriber base and an increase in IoT connections.

Mobile equipment and other service revenues increased by $43 million in the first quarter of 2025, reflecting the impact of higher-value smartphones in the sales mix, partially offset by a modest reduction in contracted volumes.

Fixed data services revenues increased by $33 million in the first quarter of 2025, driven by growth in our internet, security and automation and TV subscriber bases, paired with higher revenue per customer from internet and security and automation. These factors were partially offset by lower TV revenue per customer, reflecting an increase in the mix of customers selecting smaller TV combination packages and technological substitution.

Fixed voice services revenues decreased by $9 million in the first quarter of 2025, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and shifts in consumer purchasing decisions. Declines were partially mitigated by the success of our bundled product offerings and our retention efforts.

Fixed equipment and other service revenues increased by $5 million in the first quarter of 2025, largely driven by increases in security premises equipment sales.

Agriculture and consumer goods services revenues increased by $16 million in the first quarter of 2025, primarily attributable to business acquisitions, improved organic growth in consumer goods services and favourable foreign exchange rate impacts. These factors were partially offset by declines in animal agriculture solutions.

Other income increased by $12 million in the first quarter of 2025, largely due to higher net gains from the divestiture of non-core assets as planned and higher net reversals of provisions related to business combinations, partially offset by lower gains on real estate projects.

Intersegment revenues represent services provided to the TELUS health and TELUS digital experience segments that are eliminated upon consolidation, together with the associated TELUS health and TELUS digital experience segment expenses.

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Three-month periods ended March 31 ($ in millions)	2025	2024	Change	2025	2024 (restated)	Change	2025	2024 (restated)	Change
Revenues
Service	1,757	1,767	(1)%	1,507	1,464	3%	3,264	3,231	1%
Equipment	499	460	8%	75	73	3%	574	533	8%
Operating revenues (arising from contracts with customers)	2,256	2,227	1%	1,582	1,537	3%	3,838	3,764	2%
Expenses
Direct expenses	737	656	12%	468	448	4%	1,205	1,104	9%
Direct contribution	1,519	1,571	(3)%	1,114	1,089	2%	2,633	2,660	(1)%

1	Includes agriculture and consumer goods services.

The direct expenses included in the direct contribution calculations in the preceding table represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution decreased by $27 million or 1% in the first quarter of 2025.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

TTech mobile products and services direct contribution decreased by $52 million in the first quarter of 2025, largely reflecting the impact of lower mobile phone ARPU and lower mobile equipment margin as a result of more intense competitive price discounting and lower contracted volumes. These factors were partially offset by mobile phone subscriber growth.

TTech fixed products and services direct contribution increased by $25 million in the first quarter of 2025, primarily driven by continued internet and security and automation subscriber growth, and growth in agriculture and consumer goods revenues. These factors were partially offset by declines in legacy voice and TV margins attributable to technological substitution.

Operating expenses – TTech segment

Three-month periods ended March 31 ($ in millions)	2025	2024 (restated)	Change
Goods and services purchased[1]	1,726	1,671	3%
Employee benefits expense[1]	587	709	(17)%
TTech operating expenses	2,313	2,380	(3)%

1	Includes restructuring and other costs.

TTech operating expenses decreased by $67 million in the first quarter of 2025. See TTech Adjusted EBITDA below for further details.

EBITDA – TTech segment

Three-month periods ended March 31($ in millions, except margins)	2025	2024 (restated)	Change
EBITDA	1,570	1,416	11%
Add restructuring and other costs included in EBITDA	79	184	n/m
Adjusted EBITDA	1,649	1,600	3%
EBITDA margin[1] (%)	40.4	37.2	3.2	pts.
Adjusted EBITDA margin[1] (%)	42.4	42.1	0.3	pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBITDA increased by $154 million or 11% in the first quarter of 2025. In addition to the growth drivers discussed within TTech Adjusted EBITDA below, EBITDA also reflected a reduction of $105 million in restructuring and other costs in the first quarter of 2025, primarily related to prior year investments in cost efficiency and effectiveness programs, inclusive of real estate rationalization.

TTech Adjusted EBITDA increased by $49 million or 3% in the first quarter of 2025, reflecting: (i) cost reduction efforts, including workforce reductions, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as reductions in marketing and administrative costs; (ii) mobile, residential internet, security and automation, and TV subscriber growth; (iii) higher net gains from the divestiture of non-core assets as planned; and (iv) higher agriculture and consumer goods margins. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) lower gains on real estate projects; (iii) lower mobile equipment margins; (iv) an increase in bad debt expense; (v) declining fixed legacy voice and TV margins; (vi) higher network operations costs; and (vii) increased costs of subscription-based licences and cloud usage.

TTech Adjusted EBITDA margin increased by 0.3 percentage points in the first quarter of 2025. This improvement was largely driven by our cost efficiency and effectiveness programs as described above.

Adjusted EBITDA less capital expenditures – TTech segment

Three-month periods ended March 31 ($ in millions)	2025	2024 (restated)	Change
Adjusted EBITDA	1,649	1,600	3%
Capital expenditures	(515)	(663)	(22)%
Adjusted EBITDA less capital expenditures[1]	1,134	937	21%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech Adjusted EBITDA less capital expenditures increased by $197 million in the first quarter of 2025. See Section 7.3 for further discussion of capital expenditures.

EBIT – TTech segment

Three-month periods ended March 31 ($ in millions)	2025	2024 (restated)	Change
EBITDA	1,570	1,416	11%
Depreciation	(529)	(621)	(15)%
Amortization of intangible assets	(240)	(223)	8%
EBIT[1]	801	572	40%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBIT increased by $229 million in the first quarter of 2025, in line with the increase in EBITDA. TTech depreciation decreased by $92 million primarily driven by lower real estate rationalization and fewer asset retirements. TTech amortization increased by $17 million largely from increased additions of software assets.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

5.5 TELUS health segment

TELUS Health trends

The trend of growth in health services revenues has been driven by growth in our employee and family assistance programs (EFAP), following our acquisition of several businesses globally throughout 2024. It also reflects continued organic growth in our existing health offerings, driven by increased adoption and expansion of our digital health solutions and the growing member base across our health services, which include: (i) employer solutions: provides physical, mental and financial well-being solutions focused on the global employer segment, including EFAP, total mental health, consulting and TELUS Health Wellbeing; (ii) payvider: delivers integrated health solutions to our payor and provider businesses – the payor business encompasses both the public and private sectors (health benefits management, e-claims, patient health records and public health managed services) and the provider business includes pharmacy software solutions, collaborative health medical records and virtual pharmacy; (iii) retirement and benefits solutions: work to improve the financial health and well-being of organizations and individuals with sustainable and flexible pensions and benefits administration and retirements solutions; (iv) TELUS Health care centres: oversees clinic operations and transformation, as well as medical and mental health clinical delivery; and (v) consumer health: offers market leading solutions for primary care, pet care, aging in place and chronic disease management. Growth in the number of lives covered is largely driven by the expansion of our EFAP.

TELUS Health operating indicators

Health services (millions)
At March 31	2025	2024	Change
Healthcare lives covered	76.5	71.7	7%

•	Healthcare lives covered were 76.5 million as of the end of the first quarter of 2025, an increase of 4.8 million over the past 12 months, mainly reflecting robust growth in our EFAP across all of our operating regions, in addition to continued demand for virtual solutions.

Operating revenues and other income – TELUS health segment

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
Health services	470	416	13%
Health equipment	1	4	(75)%
Operating revenues (arising from contracts with customers)	471	420	12%
Intersegment revenues	2	2	—%
TELUS Health Operating revenues and other income	473	422	12%

TELUS Health Operating revenues and other income increased by $51 million in the first quarter of 2025.

Across TELUS Health, the reported rate of revenue growth was positively impacted by the strengthening of the U.S. dollar, the British pound and the European euro against the Canadian dollar compared to the same period in the prior year.

Our health services revenues increased by $54 million in the first quarter of 2025, driven by: (i) global business acquisitions throughout 2024 in employer solutions as well as organic growth; (ii) growth in payvider, with strong performance in health benefits management services, collaborative health records and virtual pharmacy solutions; and (iii) growth in the retirement and benefits solutions business.

Health equipment revenues decreased by $3 million in the first quarter of 2025, due to increased revenue in the prior period from a pharmacy hardware upgrade program in our payvider vertical.

Intersegment revenues represent services provided to the TTech segment that are eliminated upon consolidation, together with the associated TTech expenses.

Direct contribution – TELUS health segment

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
Revenues
Service	470	416	13%
Equipment	1	4	(75)%
Operating revenues (arising from contracts with customers)	471	420	12%
Expenses
Direct expenses	221	207	7%
Direct contribution	250	213	17%

The direct expenses included in the direct contribution calculations in the preceding table represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. The nature of the direct expenses are mainly counsellor network costs, clinicians, implementation and support costs. TELUS Health direct contribution increased by $37 million in the first quarter of 2025, reflecting: (i) revenue growth as described in the revenue section; and (ii) cost reduction efforts, focused on lowering our cost to serve.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Operating expenses – TELUS health segment

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
Goods and services purchased[1]	189	181	4%
Employee benefits expense[1]	217	206	5%
TELUS Health operating expenses	406	387	5%

1	Includes restructuring and other costs.

TELUS Health operating expenses increased by $19 million in the first quarter of 2025, in line with revenue growth. See TELUS Health direct contribution above and TELUS Health Adjusted EBITDA below for further details.

EBITDA – TELUS health segment

Three-month periods ended March 31 ($ in millions, except margins)	2025	2024	Change
EBITDA	67	35	90%
Add restructuring and other costs included in EBITDA	9	24	n/m
Adjusted EBITDA	76	59	30%
EBITDA margin[1] (%)	14.2	8.4	5.8	pts.
Adjusted EBITDA margin[1] (%)	16.2	14.0	2.2	pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health EBITDA increased by $32 million or 90% in the first quarter of 2025. TELUS Health Adjusted EBITDA increased by $17 million or 30% in the first quarter of 2025, reflecting revenue growth and cost reduction efforts as described in the direct contribution section, as well as continued realization of acquisition integration synergies. These factors were partially offset by higher indirect costs related to: (i) global business acquisitions throughout 2024; and (ii) the scaling of our digital capabilities, inclusive of increased subscription-based licences, contractor and cloud usage costs.

TELUS Health Adjusted EBITDA margin increased by 2.2 percentage points in the first quarter of 2025. This improvement was largely driven by our lower cost to serve and the continued realization of acquisition integration synergies, as previously described.

Adjusted EBITDA less capital expenditures – TELUS health segment

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
Adjusted EBITDA	76	59	30%
Capital expenditures	44	44	—%
Adjusted EBITDA less capital expenditures[1]	32	15	n/m

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health Adjusted EBITDA less capital expenditures increased by $17 million in the first quarter of 2025. See Section 7.3 for further discussion of capital expenditures.

EBIT – TELUS health segment

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
EBITDA	67	35	90%
Depreciation	(13)	(23)	(43)%
Amortization of intangible assets	(94)	(90)	4%
EBIT[1]	(40)	(78)	(49)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health EBIT increased by $38 million in the first quarter of 2025, in line with the increase in EBITDA. TELUS Health depreciation decreased by $10 million primarily driven by lower real estate rationalization. TELUS Health amortization increased by $4 million largely from amortization from business acquisitions.

5.6 TELUS digital experience segment

TELUS Digital trends

The historical trend over the past eight quarters in TELUS Digital revenue reflects changes in service volume demand from our existing clients and services provided to new clients. During 2024 and in the first quarter of 2025, we observed a stabilization in service volume demand after experiencing a notable reduction which became more pronounced beginning in the second quarter of 2023, arising from some of our larger technology clients, where the service volume reduction was more significant than expected, particularly in Europe. At the same time, several of our key clients also began to reduce their costs, which resulted in delays and near-term reductions in spending commitments.

Goods and services purchased and Employee benefits expense increased, reflecting: (i) the expansion of our TELUS Digital team member base to service stabilizing volumes and increased complexity from both existing and new customers; (ii) higher average salaries and wages over time, and higher training costs due to elevated attrition levels; (iii) restructuring and other costs related to cost efficiency programs; (iv) changes in external labour requirements to support the growth in our digital services business; (v) changes in our crowdsourced-enabled workforce to support our AI and data solutions service line; (vi) increases in our software licensing costs associated with our growing team member base; and (vii) increases in administrative expenses and facility costs to support overall business growth. Beginning in the second quarter of 2023, Employee benefits expense was positively impacted by employee-related cost efficiency initiatives resulting in decreases in our team member count in certain regions in response to the reduction in service volume demand from some clients, and a favourable mix of labour sourced from lower-cost jurisdictions.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Depreciation and amortization has increased, reflecting growth in capital assets such as facilities, platform development in our AI and data solutions service line, and capital costs to maintain our existing operations, partially offset by the timing of full depreciation or amortization of existing capital assets.

TELUS Digital operating indicators

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
Operating revenues by industry vertical
Tech and games	405	374	8%
Communications and media	248	216	15%
eCommerce and fintech	83	92	(10)%
Healthcare	72	66	9%
Banking, financial services and insurance	57	49	16%
All others[1]	97	88	10%
	962	885	9%
Operating revenues by geographic region
Europe	292	264	11%
North America	264	253	4%
Asia-Pacific[2]	225	211	7%
Central America and others[2]	181	157	15%
	962	885	9%

1	All others includes, among others, travel and hospitality, energy and utilities, retail, and consumer packaged goods industry verticals.
2	Effective for the first quarter of 2025, Asia-Pacific includes Africa geographic region and Central America and others includes South America geographic region. Comparative information has been restated to conform with the current period presentation.

Across all of our verticals, the reported rates of revenue growth were positively impacted by the strengthening of both the U.S. dollar and the European euro against the Canadian dollar compared to the same period in the prior year.

Revenue from our tech and games industry vertical increased by $31 million in the first quarter of 2025, primarily due to higher revenue from a leading social media client and certain other technology clients, partially offset by a decrease in revenue from other clients within this industry vertical. Revenue from our communications and media industry vertical increased by $32 million in the first quarter of 2025, driven primarily by more services provided to the TTech segment, partially offset by lower service revenue from certain other telecommunication clients. Revenue from our eCommerce and fintech industry vertical decreased by $9 million in the first quarter of 2025, due to a decline in service volumes from a large eCommerce client as well as certain fintech clients. Revenue from our healthcare industry vertical increased by $6 million in the first quarter of 2025, primarily due to additional services provided to the TELUS health segment. Revenue from our banking, financial services and insurance industry vertical increased by $8 million in the first quarter of 2025, primarily due to growth from certain Canadian-based banks and smaller regional financial services firms in North America and a global financial institution client. All other verticals increased by $9 million in the first quarter of 2025, due to higher revenue across various client accounts.

We serve our clients, who are primarily domiciled in North America and Europe, from multiple delivery locations across various geographic regions. In addition, our AI and data solutions service line clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. During the first quarter of 2025, the increase in revenue earned in each of our geographic regions was primarily driven by the strengthening of both the U.S. dollar and the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital Operating revenues. The table above presents the revenue generated in each geographic region, based on the location of our delivery centre or where the services were provided from, for the periods presented.

Operating revenues and other income – TELUS digital experience segment

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
Operating revenues (arising from contracts with customers)	709	682	4%
Other income	—	39	(100)%
External Operating revenues and other income	709	721	(2)%
Intersegment revenues	253	203	25%
TELUS Digital Operating revenues and other income	962	924	4%

TELUS Digital Operating revenues and other income increased by $38 million in the first quarter of 2025.

Our Operating revenues (arising from contracts with customers) increased by $27 million in the first quarter of 2025, primarily attributable to: (i) the strengthening of both the U.S. dollar and the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital operating results; (ii) growth in services provided to existing clients, including a leading social media client; and (iii) new clients added since the same period in the prior year. These increases were partially offset by lower revenues earned from certain technology and eCommerce clients.

Other income decreased by $39 million in the first quarter of 2025, due to the prior period revision in our estimates of certain performance-based criteria associated with our provisions for written put options, which resulted in a reduction of our provisions for written put options.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Intersegment revenues represent services provided to the TTech and TELUS health segments. Such revenues are eliminated upon consolidation, together with the associated expenses, as well as the TELUS digital experience segment margin on costs capitalized within the TTech segment. Services have been provided to the TTech and TELUS health segments which include capital expenditures for software and contract acquisition costs that are deferred and amortized.

The increase in intersegment revenues reflects the competitive benefits TELUS derives from the lower cost structure in the TELUS digital experience segment and the significant amounts of value-generating digital, customer experience, telecommunications, health and consumer goods received, while maintaining control over the quality of the associated services delivered and, on a consolidated basis, retaining the margin that a third-party vendor would otherwise earn.

Operating expenses – TELUS digital experience segment

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
Goods and services purchased[1]	180	154	17%
Employee benefits expense[1]	662	573	16%
TELUS Digital operating expenses	842	727	16%

1	Includes restructuring and other costs.

TELUS Digital operating expenses increased by $115 million in the first quarter of 2025. See TELUS Digital Adjusted EBITDA below for further details.

EBITDA – TELUS digital experience segment

Three-month periods ended March 31 ($ in millions, except margins)	2025	2024	Change
EBITDA	120	197	(39)%
Add restructuring and other costs included in EBITDA	9	10	n/m
Adjusted EBITDA[1]	129	207	(38)%
EBITDA margin[2] (%)	12.5	21.3	(8.8	)pts.
Adjusted EBITDA margin[2] (%)	13.4	22.4	(9.0	)pts.

1	For certain metrics, there are definitional differences between TELUS and TELUS Digital reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry.
2	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBITDA decreased by $77 million or 39% in the first quarter of 2025. TELUS Digital Adjusted EBITDA decreased by $78 million or 38% in the first quarter of 2025, while Adjusted EBITDA margin decreased by 9.0 percentage points in the first quarter of 2025. The decrease in Adjusted EBITDA was due to an increase in salaries and benefits and goods and services purchased outpacing revenue growth, as well as Other income generated in the prior year’s comparative period associated with a reduction of our provisions for written put options, and higher share-based compensation.

Adjusted EBITDA less capital expenditures – TELUS digital experience segment

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
Adjusted EBITDA	129	207	(38)%
Capital expenditures	(41)	(26)	58%
Adjusted EBITDA less capital expenditures[1]	88	181	(51)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital Adjusted EBITDA less capital expenditures decreased by $93 million in the first quarter of 2025. See Section 7.3 for further discussion of capital expenditures.

EBIT – TELUS digital experience segment

Three-month periods ended March 31 ($ in millions)	2025	2024	Change
EBITDA	120	197	(39)%
Depreciation	(50)	(46)	9%
Amortization of intangible assets	(66)	(60)	10%
EBIT[1]	4	91	(96)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBIT decreased by $87 million in the first quarter of 2025, in line with the decrease in EBITDA and in addition to higher depreciation and amortization expense.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

6.	Changes in financial position

Financial position at:	Mar. 31	Dec. 31
($ millions)	2025	2024	Change	Change includes:
Current assets
Cash and temporary investments, net	1,014	869	145	See Section 7 Liquidity and capital resources
Accounts receivable	3,498	3,689	(191)	An improvement in days sales outstanding primarily driven by a decrease in accounts receivable arising from sales volume from our dealer and retail channels and lower unbilled customer finance receivables
Income and other taxes receivable	224	146	78	Instalments to date are greater than the expense
Inventories	566	629	(63)	A decrease primarily driven by timing of inventory in transit and inventories at our dealer and retail channels; partially offset by an increase in used handsets
Contract assets	469	465	4	Refer to description in non-current contract assets
Costs incurred to obtain or fulfill contracts with customers	383	366	17	An increase driven by success-based initiatives increasing commissions
Prepaid expenses	509	403	106	An increase driven by the annual prepayment of maintenance contracts and statutory employee benefits
Current derivative assets	61	65	(4)	A decrease in the notional amount of hedging items.
Current liabilities
Short-term borrowings	1,325	922	403	See Note 22 of the interim consolidated financial statements
Accounts payable and accrued liabilities	3,314	3,630	(316)	A decrease primarily reflecting a reduction in liabilities associated with payroll and other employee-related accruals, accrued liabilities, as well as interest payable. See Note 23 of the interim consolidated financial statements
Income and other taxes payable	167	142	25	Instalments to date are less than the expense
Dividends payable	610	605	5	Effects of an increase in the number of shares outstanding
Advance billings and customer deposits	1,027	1,039	(12)	A decrease in advance billings primarily due to inventory decreases across our dealer and retail distribution channels. See Note 24 of the interim consolidated financial statements
Provisions	260	236	24	An increase primarily due to the reclassification of long-term written put options and contingent consideration; offset by a decrease in employee-related provisions
Current maturities of long-term debt	3,776	3,246	530	An increase in commercial paper outstanding, as well as an increase due to the reclassification of long-term debt related to the maturity of $600 million Notes, Series CV, in March 2026; largely offset by the repayment of $800 million Notes, Series CQ, in January 2025
Current derivative liabilities	9	11	(2)	A decrease primarily due to a smaller spread between hedged foreign exchange rate and actual exchange rate at the end of the period.
Working capital (Current assets subtracting Current liabilities)	(3,764)	(3,199)	(565)	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and Note 4(b) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Financial position at:	Mar. 31	Dec. 31
($ millions)	2025	2024	Change	Change includes:
Non-current assets
Property, plant and equipment, net	17,344	17,337	7	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	20,421	20,593	(172)	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	10,639	10,559	80	An increase primarily due to individually immaterial business acquisitions and fluctuations in foreign exchange rates. See Note 18 of the interim consolidated financial statements
Contract assets	304	325	(21)	A decrease driven by a lower volume of subsidized devices offset by our Bring-It-Back and TELUS Easy Payment® programs
Other long-term assets	2,553	2,577	(24)	A decrease mainly driven by investments in associates, derivative assets, and refundable security deposits and other; partially offset by costs incurred to obtain or fulfill contracts with customers, and investments in real estate joint ventures.
Non-current liabilities
Provisions	609	686	(77)	A decrease primarily due to the reclassification of long-term written put options and contingent consideration
Long-term debt	24,948	25,608	(660)	See Section 7.4 Cash provided (used) by financing activities
Other long-term liabilities	913	869	44	An increase primarily due to deferred capital expenditure government grants and deferred revenue. See Note 27 of the interim consolidated financial statements
Deferred income taxes	4,241	4,231	10	An overall increase in temporary differences between the accounting and tax basis of assets and liabilities.
Owners’ equity
Common equity	15,607	15,620	(13)	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	1,179	1,178	1	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those in respect of our TELUS Corporation Common Share dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

Three-month periods ended March 31 ($ millions)	2025	2024	Change
Cash provided by operating activities	1,077	950	127
Cash used by investing activities	(602)	(992)	390
Cash provided (used) by financing activities	(330)	1,342	(1,672)
Increase in Cash and temporary investments, net	145	1,300	(1,155)
Cash and temporary investments, net, beginning of period	869	864	5
Cash and temporary investments, net, end of period	1,014	2,164	(1,150)

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2025	2024	Change
Operating revenues and other income (see Section 5.3)	5,057	4,932	125
Goods and services purchased (see Section 5.3)	(1,847)	(1,810)	(37)
Employee benefits expense (see Section 5.3)	(1,466)	(1,484)	18
Restructuring and other costs, net of disbursements	(36)	(11)	(25)
Share-based compensation expense, net of payments	42	27	15
Net employee defined benefit plans expense	15	17	(2)
Employer contributions to employee defined benefit plans	(5)	(8)	3
Gain on contributions of real estate to joint ventures	(8)	(34)	26
Unrealized changes in VPPAs (see Section 5.3)	—	66	(66)
Loss from equity accounted investments	—	5	(5)
Interest paid	(371)	(334)	(37)
Interest received	5	11	(6)
Income taxes paid, net of recoveries received	(154)	(80)	(74)
Other operating working capital changes	(155)	(347)	192
Cash provided by operating activities	1,077	950	127

Cash provided by operating activities increased by $127 million in the first quarter of 2025.

•	Restructuring and other costs, net of disbursements, represented a net change of $25 million in the first quarter of 2025. We incurred lower restructuring and other costs disbursements related to improving our overall cost structure and operational effectiveness.

•	Interest paid increased by $37 million in the first quarter of 2025, largely due to: (i) the issuance of $700 million of notes in the third quarter of 2024; (ii) increased interest paid on commercial paper as we had more commercial paper outstanding during the first quarter of 2025; and (iii) increased draws on the securitization trust.

•	Income taxes paid, net of recoveries received, increased by $74 million in the first quarter of 2025, primarily due to a one-time catch-up payment of prior year income taxes.

•	For a discussion of other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

Three-month periods ended March 31 ($ millions)	2025	2024	Change
Cash payments for capital assets, excluding spectrum licences	(654)	(812)	158
Cash payments for spectrum licences	—	(124)	124
Cash payments for acquisitions, net	(11)	(89)	78
Advances to, and investment in, real estate joint ventures and associates	—	(3)	3
Real estate joint venture receipts	1	2	(1)
Proceeds on disposition	66	14	52
Investment in portfolio investments and other	(4)	20	(24)
Cash used by investing activities	(602)	(992)	390

Cash used by investing activities decreased by $390 million in the first quarter of 2025.

•	The decrease in Cash payments for capital assets, excluding spectrum licences in the first quarter of 2025 was primarily composed of:

•	A reduction of $138 million in capital expenditures (see Capital expenditure measures table and discussion below).

•	A reduction of $20 million in capital expenditure payments with respect to payment timing differences.

•	Cash payments for spectrum licences decreased by $124 million in the first quarter of 2025 as cash payments for spectrum licences made in the first quarter of 2024 were related to deposits for the 3800 MHz spectrum auction.

•	Cash payments for acquisitions, net, were $78 million lower in the first quarter of 2025. In both the first quarter of 2025 and the first quarter of 2024, we made cash payments for individually immaterial business acquisitions; however, we made lower cash payments in the first quarter of 2025.

•	Proceeds on disposition were $52 million higher in the first quarter of 2025, driven by the divestiture of immaterial non-core assets as planned, which will allow us to enhance our strategic focus on core businesses. This compares to the sale of an associate in the comparative period.

•	Investment in portfolio investments and other increased by $24 million in the first quarter of 2025, primarily as a result of an increase in capital inventory. In addition, we received greater deferred capital expenditure government grants in the first quarter of 2024.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Capital expenditure measures

Three-month periods ended March 31 ($ millions, except capital expenditure intensity)	2025	2024	Change
Capital expenditures[1]
TELUS technology solutions segment (TTech)
TTech operations[2]	507	649	(22)%
TTech real estate development	8	14	(43)%
	515	663	(22)%
TELUS health segment (TELUS Health)	44	44	—%
TELUS digital experience segment (TELUS Digital)	41	26	58%
Eliminations	(13)	(8)	63%
Consolidated	587	725	(19)%
TTech capital expenditure intensity[3] (%)	13	17	(4	)pts.
TELUS Health capital expenditure intensity[3] (%)	9	10	(1	)pt.
TELUS Digital capital expenditure intensity[3] (%)	4	3	1	pt.
Consolidated capital expenditure intensity[3] (%)	11	14	(3	)pts.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the Consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
2	2024 restated.
3	See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated capital expenditures decreased by $138 million in the first quarter of 2025. Capital expenditures in support of TTech operations were $142 million lower the first quarter of 2025, primarily as a result of prioritization and deferral of projects, the planned slowdown of our fibre and wireless network builds, and the evolution of our brownfield and new growth market fibre builds under a partner-build model. Our capital investments in TTech operations have enabled: (i) ongoing growth in our internet, TV and security and automation subscriber bases, as well as the connection of more premises to our fibre network; (ii) the extended coverage of our 5G network; and (iii) enhancement of our product and digital development to improve system capacity and reliability. By March 31, 2025, our 5G network covered approximately 32.4 million Canadians, representing over 87% of the population.

Capital expenditures in support of TTech real estate development decreased by $6 million in the first quarter of 2025, driven by the completion of one of our commercial buildings, in addition to the completion of major procurements for our upcoming commercial buildings.

TELUS Health capital expenditures were unchanged in the first quarter of 2025. Our TELUS Health capital expenditures continue to invest in the expansion of our health product offerings and capabilities, as well as support for business integration.

TELUS Digital capital expenditures increased by $15 million in the first quarter of 2025, primarily driven by the build out of facilities in Asia, Africa and Europe, to implement strategic customer experience capacity expansion and higher investments for the development of Fuel iX and AI platforms.

7.4 Cash provided (used) by financing activities

Analysis of changes in cash provided (used) by financing activities

Three-month periods ended March 31 ($ millions)	2025	2024	Change
Dividends paid to holders of Common Shares	(402)	(359)	(43)
Issue (repayment) of short-term borrowings, net	399	—	399
Long-term debt issued	1,663	2,567	(904)
Redemptions and repayment of long-term debt	(1,990)	(850)	(1,140)
Other	—	(16)	16
Cash provided (used) by financing activities	(330)	1,342	(1,672)

Cash used by financing activities increased by $1,672 million in the first quarter of 2025.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired Common Shares from Treasury for the DRISP plan, rather than acquiring shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends increased by $43 million in the first quarter of 2025, reflecting higher dividend rates under our dividend growth program (see Section 4.3) and an increase in the number of shares outstanding. During the first quarter of 2025, our DRISP plan trustee acquired Common Shares for $203 million.

In April 2025, we paid dividends of $405 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $205 million, totalling $610 million.

Issue (repayment) of short-term borrowings, net

In the second quarter of 2024, we entered into an agreement with an arm’s-length securitization trust (see Section 7.7 Short-term borrowings). During the first quarter of 2025, we drew down $0.4 billion.

Long-term debt issued and Redemptions and repayment of long-term debt

In the first quarter of 2025, long-term debt issued decreased by $904 million, while redemptions and repayment of long-term debt increased by $1.1 billion. These changes were primarily composed of:

•	A net increase of $0.7 billion in commercial paper outstanding, including foreign exchange effects to a balance of $2.1 billion (US$1.5 billion) at March 31, 2025, from a balance of $1.4 billion (US$1.0 billion) at December 31, 2024. Our commercial paper program provides funds at a lower cost than our revolving credit facility and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

•	A decrease in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $54 million. Net draws due to a syndicate of financial institutions (excluding TELUS Corporation’s participation) on the TELUS International (Cda) Inc. credit facility were US$1.2 billion at March 31, 2025, compared to US$1.2 billion at December 31, 2024. The TELUS International (Cda) Inc. credit facility is non-recourse to TELUS Corporation.

•	The repayment upon maturity of $800 million of 3.75% Notes, Series CQ, due January 2025.

The average term to maturity of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 10.5 years at March 31, 2025, an increase from 10.4 years at December 31, 2024, and a decrease from 10.7 years at March 31, 2024. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.40% at March 31, 2025, an increase from 4.37% at both December 31, 2024 and March 31, 2024.

Other

In the first quarter of 2024, we incurred debt issuance costs in connection with our three-tranche note issuance discussed in Section 7.4 in our 2024 annual MD&A.

7.5 Liquidity and capital resource measures

Net debt was $28.7 billion at March 31, 2025, an increase of $1.4 billion compared to one year earlier, resulting mainly from: (i) the third quarter 2024 issuance of $700 million of notes; (ii) short-term borrowings advanced to us under a new agreement with an arm’s-length securitization trust (see Section 7.7 Short-term borrowings); (iii) an increase in commercial paper outstanding; and (iv) less Cash and temporary investments. These factors were partially offset by: (i) the repayment upon maturity of 3.35% Notes, Series CK, in the second quarter of 2024 and the repayment upon maturity of 3.75% Notes, Series CQ, in the first quarter of 2025; and (ii) the repayment of an unsecured non-revolving bank credit facility in the second quarter of 2024.

Fixed-rate debt as a proportion of total indebtedness, which excludes lease liabilities and other long-term debt, was 84% as at March 31, 2025, down from 86% one year earlier. The decrease was primarily due to: (i) the repayment upon maturity of 3.35% Notes, Series CK, in the second quarter of 2024 and the repayment upon maturity of 3.75% Notes, Series CQ, in the first quarter of 2025; (ii) an increase in our draw-down of amounts advanced to us from an arm’s-length securitization trust, which is classified as floating-rate debt in this calculation; and (iii) an increase in commercial paper outstanding, which is classified as floating-rate debt in this calculation. These factors were partially offset by: (i) the second quarter 2024 repayment of the unsecured non-revolving syndicated $1.1 billion bank credit facility, which is classified as floating-rate debt in this calculation; and (ii) the third quarter 2024 issuance of $700 million of 4.65% Notes, Series CAQ.

Our Net debt to EBITDA – excluding restructuring and other costs ratio supports our financial objective of maintaining investment-grade credit ratings, which facilitates reasonable access to capital. This ratio was 3.9 times, as measured at March 31, 2025, up from 3.8 times one year earlier. Of the increase in the ratio, approximately 0.2 is the effect of the increase in net debt levels, primarily due to spectrum acquisitions and business acquisitions, which exceeded the effect of growth in EBITDA – excluding restructuring and other costs (TTech EBITDA growth decreased the ratio by approximately 0.1; TELUS Digital EBITDA decline increased the ratio by approximately 0.1); net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions. As at March 31, 2025, the acquisition of spectrum licences increased the ratio by approximately 0.6. Our recent acquisitions of spectrum licences have increased our national spectrum holdings and represent an investment in building greater network capacity to support the ongoing growth in demand for data, as well as growth in our mobile subscriber base. Given the cash demands of the 600 MHz auction held in 2019, the 3500 MHz auction held in 2021, the 3800 MHz auction held in 2023 (paid in fiscal 2024) and the upcoming auction for millimetre wave spectrum, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio circa 2.7 in the medium term (following the spectrum auctions in 2021 and 2023, and the upcoming millimetre wave spectrum auction), consistent with our long-term strategy. We have an objective of achieving a ratio of circa 3.0 in 2027. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at March 31, 2025 (see Section 7.6 Credit facilities).

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Liquidity and capital resource measures

As at, or for the 12-month periods ended, March 31	2025	2024	Change
Components of debt and coverage ratios ($ millions)
Long-term debt	28,724	29,366	(642)
Net debt[1]	28,682	27,280	1,402
Net income	1,099	783	316
EBITDA – excluding restructuring and other costs[1]	7,318	7,226	92
Financing costs	1,526	1,347	179
Net interest cost[1]	1,381	1,297	84
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	84	86	(2	)pts.
Average term to maturity of long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (years)	10.5	10.7	(0.2)
Weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (%)	4.40	4.37	0.03	pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.9	3.8	0.1
Coverage ratios[1] (times)
Earnings coverage	2.1	1.8	0.3
EBITDA – excluding restructuring and other costs interest coverage	5.3	5.6	(0.3)
Other measures[1] (%)
Determined using most comparable IFRS Accounting Standards measures
Ratio of Common Share dividends declared to cash provided by operating activities – less capital expenditures	96	116	(20	)pts.
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	76	90	(14	)pts.

1	See Section 11.1 Non-GAAP and other specified financial measures.

Earnings coverage ratio for the 12-month period ended March 31, 2025 was 2.1 times, up from 1.8 times one year earlier. An increase in income before borrowing costs and income taxes raised the ratio by 0.6, while an increase in borrowing costs lowered the ratio by 0.3. Restructuring and other costs lowered the ratio by 0.2.

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended March 31, 2025 was 5.3 times, down from 5.6 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.1 and an increase of $84 million in net interest costs decreased the ratio by 0.4.

Common Share dividend payout ratio: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 60 to 75% of prospective free cash flow. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow. The historical measure for the 12-month period ended March 31, 2025 is presented for illustrative purposes in evaluating our objective range. As at March 31, 2025, the ratio was outside of the objective range. We estimate the ratio will be within the objective range on a prospective basis.

7.6 Credit facilities

At March 31, 2025, we had $634 million of liquidity available from the TELUS revolving credit facility and $794 million of liquidity available from the TELUS International (Cda) Inc. credit facility with a syndicate of financial institutions (excluding TELUS Corporation’s participation). We are well within our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring July 14, 2028. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

As at March 31, 2025, we had incremental commitments for an unsecured non-revolving $600 million (or U.S. dollar equivalent) bank credit facility, maturing April 2027, with a financial institution, which is to be used for general corporate purposes; subsequent to March 31, 2025, a definitive credit agreement was executed.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

TELUS revolving credit facility at March 31, 2025

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility[1]	July 14, 2028	2,750	—	—	(2,116)	634

1	Canadian dollars or U.S. dollar equivalent.

Our credit facilities contain customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at March 31, 2025, our consolidated leverage ratio was 3.9 to 1.00 and our consolidated coverage ratio was 5.3 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations are substantially similar. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Junior subordinated notes

Subsequent to March 31, 2025, TELUS Corporation issued $1.1 billion of fixed-to-fixed rate junior subordinated Series CAR notes initially bearing interest at 6.25% and due July 2055 and $500 million of fixed-to-fixed rate junior subordinated Series CAS notes initially bearing interest at 6.75% and due July 2055. The notes are direct unsecured obligations and are subordinated to all existing and future senior indebtedness and are effectively subordinated to all existing and future indebtedness and obligations of, or guaranteed by, our subsidiaries. For purposes of calculating leverage ratios and determining compliance with covenants, only one-half of the principal is included as debt. See Note 26(e) of the interim consolidated financial statements for additional details. The net proceeds from this issuance were used for the repayment of outstanding indebtedness, including the repayment of commercial paper, the reduction of cash amounts outstanding under an arm’s-length securitization trust, the repayment of TELUS revolving credit facility amounts outstanding, and for other general corporate purposes.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, allowing us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.2 billion (US$1.5 billion maximum) as at March 31, 2025. We use foreign currency forward contracts to manage currency risk arising from U.S. dollar-denominated commercial paper. The commercial paper program is used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the United States is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at March 31, 2025, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The credit facility is comprised of US$800 million in revolving components and US$1.2 billion in amortizing term loan components, with TELUS Corporation as approximately 7.2% lender in both components. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 6.7% as at March 31, 2025.

The credit facility contains customary covenants, including a requirement that the TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio is not permitted to exceed 3.75 to 1.00 through fiscal 2025 and 3.25 to 1.00 thereafter; and its quarter-end operating cash flow to debt service ratio is not permitted to be less than 1.50 to 1.00. As at March 31, 2025, TELUS International (Cda) Inc. was in compliance with these financial covenants.

The term loan components are subject to amortization schedules which require that a minimum of 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

Other letter of credit facilities

At March 31, 2025, we had $64 million of letters of credit outstanding issued under various uncommitted facilities. These letter of credit facilities are in addition to our ability to provide letters of credit under our committed revolving bank credit facility. Available liquidity under various uncommitted letter of credit facilities was $121 million at March 31, 2025.

Other long-term debt

Other liabilities incur interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, which include reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.9% as at March 31, 2025.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

7.7 Short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank allowing us to borrow up to a maximum of $1.6 billion, secured by certain trade receivables and unbilled customer finance receivables; the term of this revolving period securitization agreement ends May 22, 2027, and requires minimum cash advances of approximately $920 million. Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts. Available liquidity under this agreement was $279 million as at March 31, 2025. (See Note 22 of the interim consolidated financial statements.)

7.8 Credit ratings

In March 2025, Standard and Poor’s Rating Services downgraded TELUS Corporation’s issuer rating and the rating of our senior unsecured notes to BBB- from BBB, while our ratings remain unchanged at Moody’s Investors Service and DBRS Ltd. at Baa2 and BBB, respectively.

We continued to have investment-grade ratings in the first quarter of 2025 and as at May 9, 2025. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continues to provide reasonable access to capital markets.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks to which they may be exposed were described in Section 7.9 in our 2024 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining a short-term borrowing agreement associated with trade receivables and unbilled customer finance receivables; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a supply chain financing program; maintaining a commercial paper program; maintaining in-effect shelf prospectuses; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at March 31, 2025, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus effective until September 2026. TELUS Digital Experience has a Canadian shelf prospectus effective until June 2026 under which an unlimited amount of debt or equity securities could be offered.

As at March 31, 2025, we had $634 million of liquidity available from the TELUS revolving credit facility and $794 million of liquidity available from the TELUS International (Cda) Inc. credit facility with a syndicate of financial institutions (excluding TELUS Corporation’s participation) (see Section 7.6 Credit facilities), as well as $279 million available under our trade receivables and unbilled customer finance receivables securitization program (see Section 7.7 Short-term borrowings). Excluding the TELUS International (Cda) Inc. credit facility and including cash and temporary investments of $1,014 million, we had over $1.9 billion of liquidity available at March 31, 2025 (see Section 11.1 Non-GAAP and other specified financial measures). This aligns with our objective of generally maintaining at least $1 billion of available liquidity. We believe our investment-grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at March 31, 2025, our contractual commitments related to the acquisition of Property, plant and equipment were $252 million through to December 31, 2027, as compared to $267 million over a period ending December 31, 2027 reported as at December 31, 2024. The decrease was primarily due to executing on our planned real estate development initiatives.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

7.10 Outstanding share information

Outstanding shares (millions)	March 31, 2025	April 30, 2025
Common Shares	1,514	1,525
Common Share options	1	1
Restricted share units and deferred share units – equity-settled	15	16

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel, consisting of our Board of Directors and our Executive Team, have authority and responsibility for overseeing, planning, directing and controlling our activities. Total compensation expense for key management personnel was $19 million in the first quarter of 2025 compared to $12 million in the first quarter of 2024. The increase in compensation expense for key management personnel was due to greater share-based compensation. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis. Charges for these services were immaterial.

Transactions with real estate joint ventures and associate

During the first quarter of 2025, we had recurring transactions with real estate joint ventures, which are related parties, as set out in Note 21 of the interim consolidated financial statements.

As at March 31, 2025, we held an equity interest in Miovision Technologies Incorporated. Our judgment is that we obtained significant influence over the associate concurrent with acquiring our initial equity interest.

8.	Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2024. The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 in our 2024 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments in our 2024 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2025 outlook, as described in Section 9 in our 2024 annual MD&A, remain the same, except for the following:

•	For our revised estimated economic growth rates, inflation rates, annual unemployment rates and annual rates of housing starts on an unadjusted basis, see Section 1.2. The extent to which these economic estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), ISED, Canadian Heritage and the Competition Bureau.

The operations of our health business are also subject to various federal and provincial health laws and regulations, as well as policies, guidelines and directives issued by regulatory and administrative bodies. See Section 10.3 Regulatory matters in our 2024 annual MD&A.

The following is a summary of certain significant communications industry regulatory developments and proceedings that are relevant to our telecommunications and broadcasting business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material for us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters in our 2024 annual MD&A.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions that may attach to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

Mobile spectrum licence fee framework

On March 7, 2025, ISED released Decision on a Fee Framework and Amendments to Conditions of Licence for Certain Spectrum Licences Used to Provide Commercial Mobile Services Below 10 GHz. This is a new licence fee framework that will apply to spectrum licences issued outside of an auction process or auctioned licences renewed beyond their initial term. This new framework is largely in line with the framework as proposed by ISED in December 2024 in the consultation that led to this decision. It makes some spectrum bands now applicable for fees, but we had expected that these bands would be subject to fees. The new ISED framework goes into effect in March 2026. The impact upon TELUS of the new fee structure is not expected to be material.

Millimetre wave (mmWave) spectrum auction to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. On June 6, 2022, ISED issued its Consultation on a Policy and Licensing Framework for Spectrum in the 26, 28 and 38 GHz bands, which is the first step in setting the auction framework rules, including competitive measures for these mmWave bands. On March 6, 2025, ISED issued Consultation on the 26 GHz and 38 GHz Bands, amending the June 2022 consultation to further develop the framework for an upcoming mmWave auction. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave spectrum. ISED has not indicated when the mmWave auction will commence.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

Review of the wholesale high-speed access service framework

On August 13, 2024, the CRTC issued Telecom Regulatory Policy CRTC 2024-180 (TRP 2024-180), Competition in Canada’s Internet service markets. TRP 2024-180 is the CRTC’s final decision further to its consultation on the wholesale high-speed access framework in Canada, which has been ongoing since March 2023. In the March 2023 consultation document, the CRTC sought comment on a number of issues, including whether wholesale access to fibre-to-the-premises (FTTP) service should be offered on an aggregated basis and whether any further regulation, including retail regulation, is warranted.

In November 2023, the CRTC issued an interim decision imposing an interim wholesale mandate pending the final disposition of the proceeding. The interim order requires Bell to provide aggregated wholesale FTTP access in its incumbent Ontario and Quebec serving territories and requires us to provide the same service in our incumbent serving territory in Quebec. The CRTC did not make any similar order with respect to our incumbent serving territories in British Columbia or Alberta. Bell sought leave to appeal the interim order to the Federal Court of Appeal and a stay of the interim order pending the disposition of its leave application and appeal. Bell has also brought a petition to Canada’s federal Cabinet to rescind the interim order and has sought alternative relief that would apply the decision nationwide and could exclude larger carriers from accessing the mandated service. In February 2024, the Federal Court of Appeal allowed Bell’s application for leave to appeal but dismissed its application for a stay. Bell later discontinued its appeal on August 28, 2024. On November 6, 2024, further to Bell’s petition, Canada’s federal Cabinet issued an Order in Council directing the CRTC to reconsider within 90 days whether TELUS, Bell, and Rogers should be prohibited from using the interim mandated service in Ontario and Quebec. The order relates only to the interim decision, and does not directly affect the CRTC’s final decision in this matter. On February 3, 2025, the CRTC issued Telecom Decision CRTC 2025-39, in which it stated that it had reconsidered this issue but determined not to vary its original decision. We have also brought an application for judicial review of the Order in Council, which remains pending before the Federal Court.

In TRP 2024-180, the CRTC ruled that TELUS, Bell, and SaskTel must provide aggregated wholesale access to their FTTP networks, effective February 13, 2025. The interim order will remain in effect until that date. As a result, all companies, including TELUS, will now be permitted to obtain wholesale FTTP access effective February 13, 2025, with two notable restrictions. First, incumbent telephone and cable companies will not be able to access the wholesale framework within their traditional wireline serving territories, but may access it outside those territories. Second, any new FTTP deployed by TELUS, Bell or SaskTel after August 13, 2024 will not be eligible for wholesale access until August 13, 2029. On October 25, 2024, the CRTC set out interim rates for the wholesale aggregated FTTP service. The rates will remain in effect until the CRTC completes its cost study analysis and publishes final rates, likely at some point in 2025.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

On September 12, 2024, SaskTel brought two court challenges to TRP 2024-180: an application for leave to appeal the decision pursuant to the Telecommunications Act, and an application for judicial review pursuant to the Federal Courts Act. The judicial review is being held in abeyance pending the disposition of the motion for leave to appeal.

In November 2024, multiple parties brought applications to the CRTC to review and vary TRP 2024-180. Among other things, the applications ask the CRTC to prohibit TELUS, Bell and Rogers from accessing wholesale FTTP service pursuant to TRP 2024-180. We participated in this consultation, which has now concluded. The matter is under reserve.

Review of mobile wireless services

On April 15, 2021, the CRTC released its decision in the Wireless Regulatory Framework Review. The CRTC determined that TELUS, Bell, Rogers and SaskTel must provide wholesale mobile virtual network operator (MVNO) access to facilities-based regional wireless providers in areas where those providers hold a mobile wireless spectrum licence. TELUS, Bell, Rogers and SaskTel each filed tariffs containing proposed MVNO terms and conditions and the Commission granted final tariff approval in Telecom Order 2023-133. TELUS, Bell, Rogers and SaskTel now have the MVNO service operational and available for use.

We appealed two determinations from the Wireless Regulatory Framework Review decision to the Federal Court of Appeal: (i) the requirement for the national mobile carriers, including us, to offer seamless roaming as an additional condition under which the existing mandated wholesale roaming service must be offered; and (ii) the ruling that sections 43 and 44 of the Telecommunications Act do not provide the CRTC with jurisdiction to adjudicate disputes involving mobile wireless transmission facilities. The appeal was heard in December 2022 and was dismissed on April 13, 2023. The Supreme Court of Canada heard our appeal of the matter in October 2024. On April 25, 2025, the Supreme Court dismissed our appeal, confirming that the sections 43 and 44 of the Telecommunications Act, as currently worded, do not give authority to the CRTC to adjudicate disputes concerning wireless transmission facilities on public lands.

Amendment of the CRTC MVNO mandate to include additional retail market segments

On October 9, 2024, the CRTC issued Telecom Decision CRTC 2024-238, Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Expanding the scope to include enterprise and Internet of Things customers. In the decision, the CRTC amended existing regulations to allow regional wireless carriers to use wholesale MVNO access to serve enterprise and IoT customers. The decision does not affect existing wholesale MVNO access agreements and final offer arbitration decisions, which remain in effect. Regional wireless carriers are now permitted to seek to negotiate an amendment to existing agreements or to negotiate separate agreements should they wish to do so, to include enterprise and IoT segments. Until and unless we sign any such agreements, it is too early to determine the impact of this decision on us. On January 25, 2025, Rogers filed an application to the CRTC seeking to review and vary the CRTC’s decision. A decision on this application is not expected until late 2025.

Amendments to the Telecommunications Act

In June 2024, Parliament passed Bill C-69, the Budget Implementation Act, 2024, No. 1. The Bill makes a number of amendments to the Telecommunications Act, including requirements for providers to offer a self-service option to modify or cancel plans and to provide certain notices in advance of contract expiry. The Bill also prohibits providers from charging activation fees or certain other fees and requires the CRTC to set out details on how providers should comply with these amendments. While the Bill is now law, these provisions will only come into force at a later date, to be fixed by the Governor in Council. In November 2024, the CRTC issued Notices of Consultation CRTC 2024-293, 2024-294, and 2024-295, through which it will create regulatory frameworks to implement these amendments. The CRTC entertained submissions in February and March 2025, with decisions on these issues expected later in 2025.

Parliament also passed Bill C-288, a private member’s bill, which amended the Telecommunications Act to require Canadian carriers to make certain information available in respect of the fixed broadband services that they offer, and obligates the CRTC to hold a public hearing to determine how carriers should comply with these amendments. In December 2024, the CRTC issued Notice of Consultation CRTC 2024-318, through which it will create the regulatory framework to implement these amendments. As required by the amendments, the CRTC will also hold a public hearing, presently scheduled for June 2025.

Until the CRTC issues determinations to set out the compliance requirements under these amendments, it is too early to determine their impact on us.

Review of domestic wholesale roaming rates and rate-setting approach

On May 19, 2022, Bragg Communications Inc., Cogeco Communications Inc., Videotron Ltd., Xplornet Communications Inc. and Xplore Mobile Inc. filed a joint application to the CRTC seeking a review of the tariffed rates currently charged by TELUS, Bell and Rogers for domestic wholesale roaming. The CRTC rendered its decision on October 7, 2024. In its decision, the CRTC moved away from the existing tariffed domestic roaming rates, and instead mandated parties to set rates using commercial negotiation with recourse to final offer arbitration. The CRTC directed carriers to negotiate in good faith and conclude negotiations within 60 days of the submission of a wholesale roaming request by a regional carrier. The CRTC stated that it will publish certain rate benchmarks on an annual basis, including the weighted average retail revenue per gigabyte of data in Canada. Until we negotiate new agreements with regional carriers, it is too early to determine the impact of this decision on us.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

In addition, the CRTC released Telecom Notice of Consultation CRTC 2024-235, where it set out a preliminary view that each of TELUS and Bell should be required to provide roaming access for their full national footprint areas for regional wireless carriers. This would mean, for example, that TELUS would be required to provide domestic roaming in the geographic areas where Bell is responsible for the radio access network, and vice versa. We participated in this proceeding by setting out why we disagree with the CRTC’s preliminary view. Until the CRTC makes a determination in this proceeding, it is too early to determine its impact on us.

Review of international roaming options

On October 7, 2024, the CRTC sent a letter to TELUS, Bell and Rogers stating that it had conducted a review of roaming fees that Canadians pay when travelling internationally. The letter states that the CRTC found that Canadians lack choice when traveling internationally and that roaming rates are too high. The CRTC directed TELUS, Bell and Rogers to report back to the CRTC on November 4, 2024, on the steps they are taking to address the CRTC’s concerns. The letter states that if the CRTC finds that sufficient action is not taken, it will launch a formal public proceeding. Accordingly, TELUS, Bell and Rogers, responded to the CRTC on November 4, 2024. On March 7, 2025, the CRTC determined that it will not launch a formal proceeding. However, the CRTC called on TELUS, Bell and Rogers to ensure that they continue to make progress on reducing roaming fees, and set an expectation to make their new international roaming offerings available to Canadians as soon as possible and to ensure that they are easily found on their websites. The CRTC also required TELUS, Bell and Rogers to file reports in May 2025 and November 2025. Each report will set out a list of new international roaming offerings that have been launched since the CRTC’s October 2024 letter, along with other specified information.

Government of Canada and CRTC activities to improve Canadian network resiliency

On February 22, 2023, the CRTC issued Call for comments – Development of a regulatory framework to improve network reliability and resiliency – Mandatory notification and reporting about major telecommunications service outages, Telecom Notice of Consultation CRTC 2023-39, in which it sought comments on a notification and reporting regime for major service outages. In addition, the Commission mandated the implementation of an interim notification and reporting regime for major service outages while the consultation is ongoing. We implemented the interim regime on March 8, 2023. We continue to participate in all follow-up initiatives as required. It is too early to determine if these initiatives will have a material impact until they are concluded.

Implementation of next-generation 9-1-1 service

On June 14, 2021, the CRTC issued Telecom Decision CRTC 2021-199, Establishment of new deadlines for Canada’s transition to next-generation 9-1-1 (NG9-1-1), where the CRTC stipulated revised implementation for NG9-1-1 service in Canada. We are now transiting live NG9-1-1 traffic over our NG9-1-1 network, but full implementation of NG9-1-1 in our NG9-1-1 territory is contingent on interconnections with 9-1-1 call centres and such implementation is dependent upon local government authorities. On February 28, 2025, in response to an application filed by the national associations of Chiefs of Police, Fire Chiefs and Paramedic Chiefs, the CRTC issued a decision to extend the deadline of NG9-1-1 implementation dates, from March 2025 to March 2027. We continue our work to fully implement NG9-1-1.

On February 28, 2025, the CRTC denied a request filed by a group of public safety answering points (PSAPs), the entities that receive 9-1-1 calls and dispatch emergency services, that would have required NG9-1-1 network providers, including us, to make available a NG9-1-1 network testing environment for PSAPs. We had opposed this application.

Federal and provincial privacy regulators investigate OpenAI and the X social media platform

On May 25, 2023, the privacy authorities for Canada, British Columbia, Alberta and Quebec announced a joint investigation of OpenAI, the company behind AI-powered chatbot ChatGPT. On February 27, 2025, the Privacy Commissioner of Canada opened an investigation into social media platform X concerning the platform’s collection, use, and disclosure of Canadians’ personal information to train AI models. These wide-ranging investigations will examine whether the organizations obtained valid and meaningful consent for the collection, use and disclosure of the personal information from individuals using their AI services; their obligations with respect to openness and transparency; and whether it collected, used and/or disclosed personal information for purposes that a reasonable person would consider appropriate. The findings of this investigation could materially impact our use of AI.

CRTC review of telecommunications services to the Far North

On January 16, 2025, the CRTC issued Telecommunications in the Far North, Telecom Regulatory Policy 2025-9, following a consultation. Major determinations include the creation of a new subsidy regime for retail Internet customers in the Far North paid via the national contribution fund, new quality and reliability requirements cast upon Northwestel Inc. and adjustments to Northwestel’s wholesale connect service. On the same day, the CRTC issued Call for comments – Implementing a retail Internet service subsidy in the Far North, Telecom Notice of Consultation 2025-10, where it is seeking comments on how the retail Internet subsidy regime should be implemented for the Far North. We are participating in this proceeding, with a decision not expected until 2026. Until the CRTC issues a decision on that proceeding, it is too early to determine its impact on us.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Proceeding regarding support structure relocation compensation

On January 16, 2023, we filed a proposed revision to our support structure tariff that allows support structure licensees to negotiate relocation terms and compensation directly with the party forcing the relocation, pursuant to the CRTC’s direction in Telecom Decision CRTC 2022-311, Rogers Communications Canada Inc. and Shaw Cablesystems G.P. – Application regarding compensation for transmission line relocation in British Columbia. On June 5, 2024, the CRTC released Telecom Order 2024-122, directing us to file, within 30 days, a proposal to compensate attaching carriers through our Support Structure Tariff. On July 5, 2024, as directed by the CRTC, we filed a tariff application proposing a formula to compensate attaching carriers. If approved, it is expected that the impact will be limited in practice, as it is only applicable when we receive compensation from a public authority requesting a relocation of TELUS-owned poles. We are now awaiting a Commission decision on the tariff application.

Broadcasting and content-related issues

Regulatory plan to modernize Canada’s broadcasting system

Parliament amended the Broadcasting Act in April 2023 to include online streaming services, and as a response, the CRTC has begun to update its regulatory framework through a multi-phase consultation process and has issued its first decisions on this matter. In September 2023, the CRTC determined that the large streaming companies, as well as traditional broadcasting undertakings like TELUS, must register their online services with the CRTC. In March 2024, the CRTC issued a decision requiring online streaming services to pay a portion of the broadcasting fees collected from the industry to cover the CRTC’s operational expenditures. Because the regulations expand the pool of payors, we can expect our share of overall contributions to decrease. Most recently, on June 4, 2024, the CRTC determined that online undertakings that are not affiliated with traditional Canadian broadcasting undertakings (generally the large streaming companies) will be required to contribute 5% of their Canadian revenues to support the domestic broadcasting system. Online streaming services operated by TELUS and other traditional Canadian services are not subject to this requirement.

In November 2024, the CRTC launched a consultation to modernize the definition of Canadian content for television and online programming, and to review the contribution framework that will support the creation of Canadian content. The consultation will proceed to a hearing in May 2025.

On January 9, 2025, the CRTC launched a consultation to examine the market dynamics between small, medium, and large programming, distribution, and online services, and the tools available to ensure the sustainability and growth of Canada’s broadcasting system. Among other things, the CRTC will consider the effectiveness of current regulations in light of evolving market dynamics, and in particular, the increasing prevalence of online streaming services. We are participating in this consultation. The CRTC accepted written submissions in February and March 2025, and will hold a public hearing starting on June 18, 2025. It is too early to assess the impact of this proceeding on us.

10.	Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2024 annual MD&A and have not materially changed since December 31, 2024. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.	Definitions and reconciliations

11.1 Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS Digital Experience reporting. These differences largely arise from TELUS Digital Experience adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, income tax-related adjustments, long-term debt prepayment premium, unrealized changes in virtual power purchase agreements forward element when accounted for as held for trading (see Section 5.3), and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Reconciliation of adjusted Net income

	Three-month periods ended March 31
($ millions)	2025	2024
Net income attributable to Common Shares	321	127
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	93	213
Tax effect of restructuring and other costs	(24)	(48)
Real estate rationalization-related restructuring impairments	3	68
Tax effect of real estate rationalization-related restructuring impairments	(1)	(18)
Income tax-related adjustments	(4)	—
Unrealized changes in virtual power purchase agreements forward element[1]	—	66
Tax effect of unrealized changes in virtual power purchase agreements forward element[1]	—	(18)
Adjusted Net income	388	390

1	Effective for the first quarter of 2025, arising from a prospective change in accounting policy, which applies hedge accounting, (see Note 2(a) of the interim consolidated financial statements), fair value adjustments, which were previously included within Financing costs, are now included within Other comprehensive income.

Reconciliation of adjusted basic EPS

	Three-month periods ended March 31
($)	2025	2024
Basic EPS	0.21	0.09
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.06	0.14
Tax effect of restructuring and other costs, per share	(0.01)	(0.03)
Real estate rationalization-related restructuring impairments, per share	—	0.04
Tax effect of real estate rationalization-related restructuring impairments, per share	—	(0.01)
Unrealized changes in virtual power purchase agreements forward element, per share[1]	—	0.04
Tax effect of unrealized changes in virtual power purchase agreements forward element, per share[1]	—	(0.01)
Adjusted basic EPS	0.26	0.26

1	Effective for the first quarter of 2025, arising from a prospective change in accounting policy, which applies hedge accounting, (see Note 2(a) of the interim consolidated financial statements), fair value adjustments, which were previously included within Financing costs, are now included within Other comprehensive income.

Available liquidity: This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other issuers. Available liquidity is calculated as the sum of Cash and temporary investments, net, amounts available from the revolving credit facility, and amounts available under our trade receivables and unbilled customer finance receivables securitization program, measured at the end of the period. We believe this to be a useful measure because it allows us to monitor compliance with our financial objectives. It should not be considered as an alternative to Cash and temporary investments, net, in measuring TELUS’ performance.

Available liquidity reconciliation

As at March 31 ($ millions)	2025	2024
Cash and temporary investments, net	1,014	2,164
Net amounts available from the TELUS Corporation revolving credit facility	634	1,578
Amounts available under trade receivables and unbilled customer finance receivables securitization program	279	—
Amounts available under previous securitization program	—	500
Available liquidity	1,927	4,242

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Capital expenditure intensity: This measure is calculated as capital expenditures excluding real estate development divided by Operating revenues and other income. It provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Calculation of Capital expenditure intensity

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended March 31 ($ millions, except ratio)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024 (restated)	2025	2024
Numerator – Capital expenditures excluding real estate development	507	649	44	44	41	26	(13)	(8)	579	711
Denominator – Operating revenues and other income	3,883	3,796	473	422	962	924	(261)	(210)	5,057	4,932
Capital expenditure intensity (%)	13	17	9	10	4	3	n/m	n/m	11	14

TELUS Corporation Common Share dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures

Determined using most comparable IFRS Accounting Standards measures

For the 12-month periods ended March 31 ($ millions, except ratio)	2025	2024
Numerator – Sum of the most recent four quarterly dividends declared	2,370	2,159
Cash provided by operating activities	4,974	4,688
Less:
Capital expenditures	(2,497)	(2,834)
Denominator – Cash provided by operating activities less capital expenditures	2,477	1,854
Ratio (%)	96	116

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

For the 12-month periods ended March 31 ($ millions, except ratio)	2025	2024
Sum of the most recent four quarterly dividends declared	2,370	2,159
Sum of the amounts of the most recent four quarterly dividends declared reinvested in Common Shares	(791)	(692)
Numerator – Sum of the most recent four quarterly dividends declared, net of dividend reinvestment plan effects	1,579	1,467
Denominator – Free cash flow	2,071	1,632
Ratio (%)	76	90

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

For the 12-month periods ended March 31 ($ millions, except ratio)	2025	2024
Net income attributable to Common Shares	1,187	751
Income taxes (attributable to Common Shares)	338	199
Borrowing costs (attributable to Common Shares)[1]	1,333	1,226
Numerator	2,858	2,176
Denominator – Borrowing costs	1,333	1,226
Ratio (times)	2.1	1.8

1	Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings before interest and income taxes) is calculated for our reportable segments because we believe it is a meaningful indicator of our operating performance, as it represents our earnings from operations before costs of capital structure and income taxes.

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended March 31 ($ millions)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024	2025	2024
Net income									301	140
Financing costs									344	394
Income taxes									107	41
EBIT	801	572	(40)	(78)	4	91	(13)	(10)	752	575
Depreciation	529	621	13	23	50	46	—	—	592	690
Amortization of intangible assets	240	223	94	90	66	60	—	—	400	373
EBITDA	1,570	1,416	67	35	120	197	(13)	(10)	1,744	1,638
Add restructuring and other costs included in EBITDA	79	184	9	24	9	10	—	—	97	218
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,649	1,600	76	59	129	207	(13)	(10)	1,841	1,856
Combined TTech and TELUS Health Adjusted EBITDA			1,725	1,659

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a performance measure that may be more comparable to similar measures presented by other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended March 31 ($ millions)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted EBITDA	1,649	1,600	76	59	129	207	(13)	(10)	1,841	1,856
Capital expenditures	(515)	(663)	(44)	(44)	(41)	(26)	13	8	(587)	(725)
Adjusted EBITDA less capital expenditures	1,134	937	32	15	88	181	—	(2)	1,254	1,131

We calculate EBITDA margin and Adjusted EBITDA margin to evaluate the performance of our operating segments and we believe these measures are also used by investors as indicators of a company’s operating performance. We calculate EBITDA margin as EBITDA divided by Operating revenues and other income. Adjusted EBITDA margin is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other issuers. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by adjusted Operating revenues and other income.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Calculation of EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended March 31 ($ millions, except margin)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024 (restated)	2025	2024
Numerator – EBITDA	1,570	1,416	67	35	120	197	(13)	(10)	1,744	1,638
Denominator – Operating revenues and other income	3,883	3,796	473	422	962	924	(261)	(210)	5,057	4,932
EBITDA margin (%)	40.4	37.2	14.2	8.4	12.5	21.3	n/m	n/m	34.5	33.2

Calculation of Adjusted EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended March 31 ($ millions, except margin)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024 (restated)	2025	2024
Numerator – Adjusted EBITDA	1,649	1,600	76	59	129	207	(13)	(10)	1,841	1,856
Denominator – Operating revenues and other income	3,883	3,796	473	422	962	924	(261)	(210)	5,057	4,932
Adjusted EBITDA margin (%)	42.4	42.1	16.2	14.0	13.4	22.4	n/m	n/m	36.4	37.6

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA – excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. It is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of EBITDA – excluding restructuring and other costs interest coverage

For the 12-month periods ended March 31 ($ millions, except ratio)	2025	2024
Numerator – EBITDA – excluding restructuring and other costs	7,318	7,226
Denominator – Net interest cost	1,381	1,297
Ratio (times)	5.3	5.6

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three-month periods ended March 31
($ millions)	2025	2024
EBITDA	1,744	1,638
Restructuring and other costs, net of disbursements	(36)	(11)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment mobile device financing	28	34
Effects of lease principal (IFRS 16 impact)	(193)	(178)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	42	30
Net employee defined benefit plans expense	15	17
Employer contributions to employee defined benefit plans	(5)	(8)
Loss from equity accounted investments and other	—	5
Interest paid	(371)	(334)
Interest received	5	11
Capital expenditures[1]	(587)	(725)
Free cash flow before income taxes	642	479
Income taxes paid, net of refunds	(154)	(80)
Free cash flow	488	399

1	Refer to Note 31 of the interim consolidated financial statements for further information.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Reconciliation of free cash flow with Cash provided by operating activities

	Three-month periods ended March 31
($ millions)	2025	2024
Free cash flow	488	399
Add (deduct):
Capital expenditures[1]	587	725
Effect of lease principal	193	178
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	(191)	(352)
Cash provided by operating activities	1,077	950

1	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS Accounting Standards measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of Net debt to EBITDA – excluding restructuring and other costs

For the 12-month periods ended March 31 ($ millions, except ratio)	2025	2024
Numerator – Net debt	28,682	27,280
Denominator – EBITDA – excluding restructuring and other costs	7,318	7,226
Ratio (times)	3.9	3.8

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element when accounted for as held for trading (see Section 5.3), and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Calculation of Net interest cost

For the 12-month periods ended March 31 ($ millions)	2025	2024
Financing costs	1,526	1,347
Add (deduct):
Employee defined benefit plans net interest	(10)	(7)
Interest on long-term debt, excluding lease liabilities and other – capitalized	30	4
Unrealized changes in virtual power purchase agreements forward element	(165)	(47)
Net interest cost	1,381	1,297

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a mobile and fixed telecommunications entity, but do not have a standardized meaning under IFRS Accounting Standards.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo® or Public Mobile® brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is supported by TELUS and is intended for limited or no cellular voice capability.

TELUS Corporation – Management’s discussion and analysis – 2025 Q1

Mobile phone subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) where TELUS provides voice, text and/or data connectivity.

Internet subscriber means a subscriber on an active TELUS internet plan with a recurring revenue-generating unit where TELUS provides internet connectivity.

Residential voice subscriber means a subscriber on an active TELUS phone plan with a recurring revenue-generating unit where TELUS provides voice service.

Security and automation subscriber means a subscriber on an active TELUS plan with a recurring revenue-generating unit that is connected to the TELUS security and automation platform.

TV subscriber means a subscriber on an active TELUS TV plan with a recurring revenue-generating subscription for video services from a TELUS TV platform.

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care, personal health security, and employee and family assistance programs). It is probable that some members and their dependents will be a user of multiple TELUS Health services.

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